10/21

02060144

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: AO TD GUM (GUM Trading House)

*CURRENT ADDRESS: 109012 Moscow
Red Square, 3
Russia

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

FILE NO. 82- 4132 FISCAL YEAR 12/31/99

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: [signature]
DATE: 11/20/02

АО «Торговый Дом ГУМ» JSC «GUM Trading House»

МОСКВА

# Годовой отчет
# 1999
# Annual Report

Москва — 2000 г.

## СОДЕРЖАНИЕ:



## INDEX:



# ОБРАЩЕНИЕ ПРЕЗИДЕНТА ОАО «ТОРГОВЫЙ ДОМ ГУМ» К АКЦИОНЕРАМ



*Уважаемые акционеры!*

В своем традиционном ежегодном обращении хочу прежде всего сообщить, что ОАО «Торговый Дом ГУМ» сумел успешно преодолеть в 1999 году негативные последствия августовского (1998г.) кризиса и максимально сохранить своих покупателей.

Время показало, что мы правильно оценили макроэкономическую ситуацию в стране и складывающуюся в посткризисный период конъюнктуру на потребительском рынке. Серьезные коррективы, внесенные в стратегию развития акционерного общества, позволили нам разработать и реализовать широкий спектр антикризисных мер по совершенствованию торгово-коммерческой работы; эффективному использованию торговых, складских и вспомогательных площадей; снижению издержек обращения.

В 1999 году были продолжены капитальные работы по реконструкции Основного здания ГУМа. Универмаг на Красной площади стал еще более привлекательным для покупателей. Современный дизайн приобретают его вестибюли и салоны. За счет устройства систем эффективной вентиляции и кондиционирования здесь создаются наиболее комфортные условия для покупателей и продавцов. Общая площадь реконструированных салонов в прошлом году составила 5 773 кв. м.

В центральной части Универмага сформирован крупнейший в Москве комплекс парфюмерно-косметических товаров, где покупатели могут приобрести парфюмерию и косметику как наиболее дорогих и престижных марок ведущих мировых парфюмерно-косметических фирм («Кристиан Диор», «Шанель», «Эсте Лаудер», «Кларенс» и др.), так и парфюмерию и косметику среднего ценового уровня. Для этих покупателей в ГУМе специально открыты салоны «Велла», «ЛОреаль», «Ив Роше», а также большой мультимарочный салон, где представлен широкий ассортимент парфюмерии и косметики более 30 известных марок.

В ГУМе ведется активная работа по вовлечению в товарооборот наиболее рентабельных групп товаров. Заметно расширяется торговля спортивными товарами наиболее популярных фирм мира: «Найк», «Адидас», «Рибок», «Беннетон-Спорт», «Пума» и др. Торговые площади под эту группу товаров в 1999 году увеличены на 16%, объем продаж возрос на 82%, а доходы увеличились в 2 раза. Для привлечения большего числа покупателей организована продажа новых для ГУМа товаров «Все для дома», где на относительно небольшой пока площади в 237 кв. м представлено 3 тысячи наименований товаров.

Для обеспечения более высокой конкурентоспособности акционерного общества мы расширяем торговые площади, вовлекая в торговый процесс вспомогательные и административные помещения на антресолях и третьем этаже. Вновь освоенная общая площадь составила более 1 100 кв. м, здесь открыты салоны «Тогас», «Союз», «Лазерный мир» и другие.

Одновременно проводилась работа по развитию, модернизации, улучшению дизайна и совершенствованию торгово-технологических процессов в дочерних компаниях.

В 1999 году мы кардинально изменили отношение к торговле продовольственными товарами, началось создание сети продовольственных магазинов «Вереница». Первым шагом в этом направлении стала реорганизация продовольственного бизнеса в «ГУМ-Праге», где после капитальной реконструкции создан современный супермаркет. В текущем году сеть «Вереница» будет расширяться за счет включения в нее модернизированных продовольственных отделов дочерних компаний.

В целях снижения затрат коммерческой и хозяйственной деятельности проведена работа по упорядочению численности персонала. В результате штат акционерного общества сократился более чем на четверть. Одновременно были широко внедрены мотивационные методы стимулирования труда для всех категорий персонала акционерного общества.

По сравнению с 1998 годом заметно улучшились важнейшие показатели коммерческой деятельности: товарооборот составил 2 173 млн. рублей и увеличился на 36%, валовой доход составил 767,5 млн. рублей и увеличился на 65%, балансовая прибыль — 515,6 млн. рублей и увеличилась в 2,6 раза.

В 2000 году будет продолжена активная работа по совершенствованию структуры управления акционерного общества и прежде всего его коммерческого аппарата. Большое внимание будет уделено внедрению современной корпоративной информационной системы, развитию централизованных закупок непродовольственных товаров, дальнейшему расширению сети продовольственных магазинов «Вереница».

Многогранная работа коллектива, уважаемые акционеры, позволила успешно завершить 1999 год с финансово-экономическими показателями, характеризующими акционерное общество как устойчивую, надежную и крупнейшую в России торговую компанию, а также выплатить акционерам по итогам года дивиденды.

*С уважением,*
*Президент*
*ОАО «Торговый Дом ГУМ»*
*В. Л. Вечканов*

ОАО «ТОРГОВЫЙ ДОМ ГУМ»

# 1999

## Годовой отчет

Москва — 2000 г.

## СОСТАВ ПРАВЛЕНИЯ ОАО «ТД ГУМ»

| Ф.И.О. | Должность |
|---|---|
| 1. Вечканов В.Л. | Президент ОАО «Торговый Дом ГУМ»,<br>Председатель Правления ОАО «Торговый Дом ГУМ» |
| 2. Есин В.П. | Вице-президент ОАО «Торговый Дом ГУМ» |
| 3. Капускин А.Д. | Директор Торгово-складского комплекса «ГУМ-Карачарово» |
| 4. Кирпичева Л.М. | Вице-президент ОАО «Торговый Дом ГУМ» |
| 5. Ли Н.И. | Начальник отдела управления персоналом ОАО «Торговый Дом ГУМ» |
| 6. Новицкий А.И. | Генеральный директор ЗАО «ГУМ-Будапешт» |
| 7. Степанов А.Т. | Вице-президент ОАО «Торговый Дом ГУМ» |
| 8. Степанова В.Н. | Главный бухгалтер ОАО «Торговый Дом ГУМ» |
| 9. Строгов Ю.Н. | Коммерческий директор ОАО «Торговый Дом ГУМ» |

## СТРУКТУРА ОАО «ТД ГУМ»


ОАО «ТОРГОВЫЙ ДОМ ГУМ»
Московские дочерние общества-универмаги
Структурные подразделения – магазины и ТСК «ГУМ-Карачарово»
ЗАО «ГУМ-Траст»
ООО «Вереница»
Региональные дочерние общества-универмаги
ООО «ГУМ-Интернет»
ТОО «ГУМ-Сервис»
ЗАО «ГУМ-Контролинг»
ООО «Ост-Вест-Мода-центр»
100% участие в уставном капитале.
51 и более % участия в уставном капитале.

# ОТЧЕТ СОВЕТА ДИРЕКТОРОВ И ПРАВЛЕНИЯ ОАО «ТД ГУМ»

## СОСТАВ СОВЕТА ДИРЕКТОРОВ ОАО «ТД ГУМ», ИЗБРАННЫЙ ОБЩИМ СОБРАНИЕМ АКЦИОНЕРОВ 30 АПРЕЛЯ 1999 ГОДА.

| Ф.И.О. | Должность |
|---|---|
| 1. Соломатин Ю.Б. | Председатель Совета директоров ОАО «Торговый Дом ГУМ» |
| 2. Вечканов В.Л. | Президент ОАО «Торговый Дом ГУМ»,<br>Председатель Правления ОАО «Торговый Дом ГУМ» |
| 3. Винчель М. Г. | Генеральный директор «ИК «Проспект» |
| 4. Даниловская Н.Ф. | Генеральный директор магазина «ГУМ-Спорт» |
| 5. Калинина Н. Г. | Генеральный директор Московского производственно-трикотажного объединения «Красная заря» |
| 6. Корнеева Р. .Я. | Председатель профкома местной общественной организации — первичная профсоюзная организация ОАО «Торговый Дом ГУМ» |
| 7. Корчагина А. А. | Генеральный директор ЗАО «ГУМ-Симферополь» |
| 8. Левковский Д. В. | Заместитель Главы представительства «Диверсифайд Инвестмент Компани» в г. Москве |
| 9. Мартынов Ю.В. | Генеральный директор ЗАО «ГУМ-Кострома» |
| 10. Матвеева Т.В. | Генеральный директор ЗАО «Регистроникс» |
| 11. Мусоргина Г.В. | Генеральный директор ЗАО «ГУМ-Подарки» |
| 12. Никитин А.А. | Генеральный директор Московской обувной фабрики «Парижская коммуна» |
| 13. Першин В. В. | Первый заместитель Председателя Правления Банка «Первое Общество Взаимного Кредита» |
| 14. Соколовский В.И. | Первый заместитель начальника Главного Управления охраны памятников г. Москвы |
| 15. Фингер Г.М. | Исполнительный директор «Диверсифайд Инвестмент Компани» |


SALAMANDER

## ОСНОВНЫЕ ИТОГИ ДЕЯТЕЛЬНОСТИ ОАО «ТОРГОВЫЙ ДОМ ГУМ» ЗА 1999 ГОД.

В 1999 году товарооборот ОАО «ТД ГУМ» по сравнению с прошлым годом вырос на 576,8 млн. рублей, или на 1 36,1%, и составил 2 173 млн. рублей, в том числе товарооборот Основного здания и структурных подразделений 1 604,4 млн. рублей (прирост к уровню 1998 года составил 415,8 млн. руб., или 135%), дочерних ЗАО 527,6 млн. рублей (прирост к 1998 году 154,1 млн. руб. или 141,2%).

Существенный рост товарооборота обеспечили многие дочерние предприятия: «ГУМ-Будапешт» — продолжая развитие салонной торговли на 66,9%, «ГУМ-Подарки» – за счет привлечения новых поставщиков на 42,6%, «ГУМ-Ядран» – за счет более эффективного использования торговых площадей и отработки имеющегося ассортимента на 40,5%.

Структура товарооборота постоянно оптимизируется благодаря расширению и насыщению ассортимента, открытию новых салонов, освоению в Основном здании антресольных этажей под торговлю радиотоварами и товарами для дома, увеличению площадей для торговли спортивными товарами как в Основном здании, так и дочерних ЗАО, вовлечению новых товарных групп и многим другим факторам.

За прошедший год наибольший объем продаж в целом по ОАО «ТД ГУМ» приходился на следующие товарные группы: «Одежда и белье», удельный вес в общем объеме реализации составил 31%, «Трикотаж» — 12,9%, «Парфюмерия» — 11,7%, «Обувь» — 9,6%, «Галантерея» — 6,5%, «Продукты питания» — 6,5%.

### ГОДОВАЯ ДИНАМИКА ТОВАРООБОРОТА ОАО «ТД ГУМ»


млн. руб.
2500
2000
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0
1994
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1998
1999

### РЕАЛИЗАЦИЯ ОСНОВНЫХ ТОВАРНЫХ ГРУПП ПО ОАО «ТД ГУМ» за 1999 год


другие 16,2%
игрушки 1,9%
продукты питания 6,5%
меха, головные уборы 3,7%
галантерея 6,5%
парфюмерия 11,7%
одежда и белье 31,0%
обувь 9,6%
трикотаж 12,9%

По сравнению с прошлым годом возросли объемы продаж **«Спорттоваров»** на 28,9% (за счет открытия нового салона «Адидас» в Основном здании, привлечения новых спортивных марок, а также централизации закупок по этой группе для ОАО «ТД ГУМ»); **«Хозяйственных товаров»** — в 2,4 раза (за счет открытия нового большого салона в Основном здании ГУМа и расширения ассортимента этой группы товаров в дочерних ЗАО «ГУМ-Будапешт», «ГУМ-Симферополь», «ГУМ-Красана»); **«Трикотажных товаров»** — на 88,5% (за счет введения в ассортимент секций Малого корпуса ГУМа трикотажных товаров различных ценовых уровней и открытия специализированного салона «Нотроп» в ЗАО «ГУМ-Будапешт»).

В связи с закрытием низкоэффективных салонов и переходом ряда подразделений на условия аренды уменьшились объемы продаж бытовой радиоэлектроники и тканей.

Доли остальных товаров в общем объеме продаж остались практически на прежнем уровне с учетом сезонных колебаний спроса.

По сравнению с 1998 годом товарные запасы ОАО «ТД ГУМ» в 1999 году снизились на 10,6%, это произошло в связи с вовлечением их в товарооборот. На 1.01.2000 г. они составили 708,2 млн. руб. Товарооборачиваемость в 1999 году в целом по акционерному обществу составила 169 дней. На скорость оборота товаров различных групп значительно влиял изменяющийся сезонный спрос, насыщение товарами рынка и снижение покупательской способности населения в посткризисный период развития страны.

### ФИНАНСОВЫЕ РЕЗУЛЬТАТЫ ОАО «ТД ГУМ» В 1999 ГОДУ ХАРАКТЕРИЗУЮТСЯ СЛЕДУЮЩИМИ ПОКАЗАТЕЛЯМИ:

| Наименование показателя | млн. руб. |
|---|---|
| Товарооборот | 2 173 |
| Валовой доход | 767,5 |
| Издержки обращения | 298,7 |
| Доходы от торговли | 468,8 |
| Сальдо прочих доходов и расходов | 46,8 |
| Балансовая прибыль | 515,6 |
| Прибыль к распределению | 358,1 |

За 1999 год балансовая прибыль в целом по ОАО выросла по сравнению с прошлым годом на 168%, или на 323,4 млн. руб., и составила 515,6 млн. руб.

Основными источниками прибыли стали: валовой доход от реализации товаров, который вырос по сравнению с прошлым годом на 21,5%, или на 71 млн. руб. (при росте уровня валовых доходов с 29,1% в 1998 году до 35,3% в 1999 году), и доходы от сдачи площадей в аренду, которые возросли в 1,7 раза, или на 232 млн. руб. Доходы от сдачи площадей в аренду в 1999 году составили 48% от валовых доходов против 29% в 1998 году.

Таким образом, общая сумма основных источников доходов возросла на 302,9 млн. руб., или на 65,1% по сравнению с прошлым годом.

Издержки обращения за текущий год составили 298,7 млн. руб. По сравнению с 1998 годом они возросли на 81,1 млн. руб., или на 37%, их удельный вес в товарообороте уменьшился с 14% до 13,7%.

Рост затрат прежде всего связан с увеличением расходов на содержание здания на 13%, или на 2,9 млн. руб. (электроэнергия, тепло, водоснабжение), кроме того, расходы на аренду здания возросли на 3,1 млн. руб., или на 13%.

В связи с проведением больших ремонтно-строительных работ на 293%, или на 20,7 млн. руб., возросли расходы по этой статье затрат, на 19%, или на 1,1 млн. руб., возросли расходы на рекламу, в связи с введением новых условий оплаты труда расходы на оплату труда возросли на 17%, или на 10,4 млн. руб., соответственно возросли начисления на зарплату на 33,6 млн. руб., или на 14%.

Сумма налога на содержание автодорог возросла на 55%, или на 6,8 млн. руб. (за счет увеличения налогооблагаемой базы), аренда земли выросла на 2,9 млн. руб., или на 93% (за счет введения повышающего коэффициента 1,3 на инфляцию с сентября 1999 г.), оплата аудиторских услуг возросла на 251%, или на 5,4 млн. руб., в связи с повышением курса доллара.

По некоторым статьям издержек произошло снижение расходов: расходы на инкассацию сократились на 20%, или на 0,74 млн. руб., транспортные расходы на 19%, или на 0,3 млн. руб., расходы на экспертизу сократились на 10%, или на 0,04 млн. рублей. Однако снижение затрат по отдельным статьям расходов было незначительным и поэтому не смогло перекрыть увеличение роста издержек.

В целом же доходы от торговой деятельности, т. е. доходы за вычетом издержек обращения, возросли по сравнению с прошлым годом на 89,5%, или на 221,5 млн. руб.

Прибыль, полученная за 1998 год, в 1999 году была направлена, в соответствии с решением общего собрания акционеров, на следующие цели:

- фонд потребления 9 млн. рублей;
- фонд накопления 61,2 млн. рублей;
- фонд капитальных вложений 39,2 млн. рублей;
- фонд социальной сферы 1,8 млн. рублей;
- благотворительный фонд 1,1млн. рублей;
- на покрытие убытков 10,6 млн. рублей;
- авансовое использование прибыли 0,3 млн. рублей.

Итого 123,2 млн. рублей

**ИСПОЛЬЗОВАНИЕ ПРИБЫЛИ за 1998 год**


Фонд потребления 14%
Прочие фонды 1%
Благотворительный фонд 4%
Фонд социальной сферы 4%
Фонд накопления 42%
Фонд капитальных вложений 35%

Общая стоимость активов акционерного общества за 1999 год возросла на 300 миллионов и составила 1 260 миллионов рублей.

**АКТИВЫ ОАО «ТД ГУМ», МЛН. РУБ.**


1260
960
1000
500
0
1998
1999

**КОЭФФИЦИЕНТ ТЕКУЩЕЙ ЛИКВИДНОСТИ ПО ОАО «ТД ГУМ»**


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Коэффициент текущей ликвидности на 1.01.2000 г. составил 2,6 при нормативе 2,0. Повышение коэффициента произошло за счет увеличения собственных оборотных средств на 67,5%.

В 1999 году ОАО «ТД ГУМ» успешно продолжает работать со Сбербанком РФ и Внешторгбанком. На данном этапе валютные и рублевые операции проводятся день в день. В целях повышения качества работы с банками ведется работа по постановке автоматизированной системы «Банк-Клиент» со Сбербанком, установлена система «Банк-Клиент» с Промстройбанком.

**ТОРГОВАЯ ДЕЯТЕЛЬНОСТЬ ОАО «ТД ГУМ».**

ТОРГОВЫЕ ПЛОЩАДИ ОАО «ТД ГУМ» НА 1 ЯНВАРЯ 2000 ГОДА (КВ. М)

| | Общая площадь | Торговая площадь |
|---|---|---|
| Основное здание,<br>в т.ч. Малый корпус | 76 298<br>5 954 | 22 018<br>1 845 |
| ТСК «ГУМ-Карачарово» | 35 020 | 72 |
| Московские универмаги | 52 539 | 15 482 |
| Региональные универмаги | 4 191 | 2 457 |
| **Всего** | **168 048** | **40 029** |

1999 год являлся годом, следующим за кризисным, и одной из задач на этом этапе являлось сохранение существующих наработок взаимодействия с инофирмами, временное изменение форм отношений с отдельными партнерами, сохраняя при этом имеющиеся в ГУМе фирменные салоны.

В рамках данной задачи с рядом партнеров были изменены формы договорных отношений. Это компании – «Саламандер», «Пьер Карден», «Бата», «Найк», «Ливайс», «Кристиан Диор», «Ив Роше».

Несмотря на непростую ситуацию, ряд представленных в акционерном обществе компаний не только не ушли из ГУМа, но и укрепили с ним свои связи. Были открыты новые салоны — «Наф-Наф», «Свотч», «Волфорд», «Эскада Спорт», «Том Тэйлор», «Кэмэл» и другие.

После тщательно проведенного совместно с нашим партнером анализа было принято решение об объединении двух существовавших салонов «Бенеттон» и «Бенеттон 012» в один салон. Реализация проекта и открытие единого магазина дало нам увеличение оборота по данным маркам на 40—60%.

В первой половине 1999 года была проведена большая работа по созданию магазина «Товары для Дома». Проведены переговоры с 15 зарубежными компаниями, большинство из которых имеют свои представительства или дистрибьюторов в России. Результатом этой работы стало создание на площадях Основного здания ГУМа секции собственной торговли «Товары для Дома».

В 1999 году продолжалась работа с ДАО, результатом которой стал подбор и открытие для магазина «ГУМ на Кутузовском» салона «Бергхаус». Продолжалась работа в ДАО секций «Бенеттон» и «Лего».

Коммерческой службой активно проводились поиск и подбор новых перспективных партнеров, которыми стали компании по производству женской одежды (Pramo), женского нижнего белья (Lauma), одежды для всей семьи (SELA), женского трикотажа (АО «Жаклин»), одежды для спорта и отдыха марки (BUVER).

## ТОВАРНАЯ СПЕЦИАЛИЗАЦИЯ МАГАЗИНОВ И УДЕЛЬНЫЙ ВЕС В ТОВАРООБОРОТЕ ОАО «ТД ГУМ»

| Наименование | Товарная специализация | Удельный вес в товарообороте ОАО,% |
|---|---|---|
| ГУМ на Красной площади | Все виды товаров | 70,9 |
| ГУМ-Спорт | Специализированный магазин спортивной одежды и инвентаря. Отдел продовольственных товаров | 1,2 |
| ГУМ на Ленинском | Универмаг с узкой товарной группой, продовольствие | 0,5 |
| ГУМ на Садовом | Специализированный магазин сложнотехнических товаров | 0,3 |
| ГУМ-Тверская | Магазин – ковры, ковровые изделия, спортивная одежда, обувь | 0,4 |
| ГУМ-Власта | Магазин – салон модных товаров – обуви, женской одежды, парфюмерии | 0,3 |
| ГУМ на Кутузовском | Магазин – салон швейных изделий, мебели | 0,2 |
| ГУМ-Подарки | Универмаг с расширенной товарной группой | 4,2 |
| ГУМ-Симферополь | Универмаг с расширенной товарной группой | 1,0 |
| ГУМ-Красана | Универмаг с расширенной товарной группой | 1,0 |
| ГУМ-Прага | Универмаг с расширенной товарной группой | 6,1 |
| ГУМ-Будапешт | Универмаг с расширенной товарной группой | 9,6 |
| ГУМ-Ганга | Универмаг с расширенной товарной группой | 1,0 |
| ГУМ-Ядран | Универмаг с расширенной товарной группой | 1,3 |
| ГУМ-Универсам | Разнопрофильный магазин с широким ассортиментом товарных групп | 0,1 |
| ГУМ-Карачарово | База-склад | |
| ГУМ-Сервис | Магазин розничной торговли – цветы, упаковка, игрушки, товары для дома | 0,7 |
| Региональные универмаги | Универмаги с расширенной товарной группой, продовольствие | 1,2 |


ЛИЗА ГОЛДИ
GIESSWEIN

Затраты на капитальный ремонт и реконструкцию в дочерних обществах в 1999 году составили около 7 млн. рублей. В магазине «ГУМ-Ядран» отремонтирована кровля, торговые помещения, установлены кондиционеры, система ОПС. В магазине «ГУМ-Подарки» введена в действие система кондиционирования воздуха, отремонтированы торговые помещения и инженерные сети 2-го этажа. Проведен текущий ремонт в магазинах «ГУМ-Красана», «ГУМ-Ганга», «ГУМ-Будапешт».

В 1999 году в магазине «ГУМ-Прага» в соответствии с принятой программой «Вереница» выполнена реконструкция помещений площадью 3 176 кв. м. Установлено новое торговое и технологическое оборудование. Торговый зал и вспомогательные производственные помещения оснащены современным инженерным оборудованием, смонтирована система связи, видеонаблюдения, звукоусиления. Общие затраты на ремонт составили 26,5 млн. руб.

## РЕКЛАМНАЯ ПОЛИТИКА ОАО «ТД ГУМ»

ГУМ – магазин знакомый каждому россиянину. Столетняя история торгового предприятия на Красной площади снискала ему популярность в России и за рубежом.

Сегодня ГУМ – не только замечательный памятник архитектуры, но и широкая сеть магазинов по Москве и в некоторых регионах. Покупка в ГУМе — это гарантия качества.

В течение 1999 года с целью повышения уровня продаж совместно с фирмами и соответствующими службами ГУМа осуществлялись различные рекламные акции, в том числе Дни Французских и Немецких фирм в ГУМе, ряд рекламных акций «Эсте Лаудер», «Клиник» и других парфюмерных фирм. Это позволило увеличить приток покупателей, товарооборачиваемость и эффективность работы магазинов.

Всего за 1999 год на организацию рекламных мероприятий было израсходовано более 105 тысяч долларов США – это реклама Основного здания и дочерних обществ в средствах массовой информации:

- рекламная кампания «Подарок – лучший повод выразить нежные чувства» – изготовление и размещение радиоролика на Радио Ретро;
- рекламная кампания «Встретимся в ГУМе у фонтана» – размещение видеороликов на телеканале ТВ-Центр, радиороликов в эфире радиоканала РДВ, реклама на электронном панно на Театральной площади;
- размещение рекламных объявлений в прессе;
- рекламные кампании на телеканалах СТС, ТВ-6, кабельном телевидении.

В течение года были организованы некоммерческие рекламные мероприятия в Основном здании, посвященные Новому году, Масленице, 8 Марта, проведены благотворительные концерты в Демонстрационном зале и т. д.

Торговый Дом ГУМ сам является средством рекламы для товаров и фирм. В 1999 году за счет организации и проведения коммерческих рекламных мероприятий акционерным обществом был получен доход в размере 82,8 тысячи долларов США. Это такие рекламные акции, как коммерческая реклама на радио ГУМа, сдача в аренду рекламных мест в Основном здании, рекламные акции: журнала «GEO», фирмы «Виши» и другие мероприятия.

## КАДРОВАЯ ПОЛИТИКА ОАО «ТД ГУМ»

Сложная экономическая ситуация, возникшая в посткризисный период, потребовала внесения серьёзных корректив в кадровую политику акционерного общества.

Кризис стал серьёзным испытанием для персонала акционерного общества, испытанием на профессионализм, умение по-новому работать в условиях обострившейся конкуренции на потребительском рынке. Вопросы кадрового обеспечения специалистами высокой квалификации, широкого внедрения мотивационных методов оплаты труда вышли на первый план. Мы вынуждены были пойти на значительное сокращение штатов всех категорий персонала.

В 1999 году численность работников ОАО «ТД ГУМ» сократилась по сравнению с предыдущим годом на 1 280 человек, или 26,1%, и составила 3620 человек. Сокращения штатов прошли как в Основном здании, Малом корпусе и магазинах — структурных подразделениях (1 084 человек, или 31%), так и в дочерних компаниях (196 человек, или 13,9%).

Сокращение численности обеспечено за счёт существенных структурных преобразований, объединения секций, ликвидации неэффективных подразделений, сокращения вакантных должностей, перевода работников секций на новую систему оплаты труда.

Активизировалась работа по повышению квалификации персонала по важнейшим направлениям торгово-коммерческой деятельности.



На постоянно действующем семинаре руководителей секций, складов и товароведов, организованном Учебным Центром ГУМа, были обсуждены вопросы хозяйственно-договорной практики, учёта и сохранности товарно-материальных ценностей, направлений мировой моды в одежде и обуви.

В других учебных заведениях было организовано повышение квалификации 18 специалистов ГУМа.

В отчётном периоде в целях повышения эффективности торгово-коммерческой деятельности проведена большая работа по подготовке к совершенствованию структуры управления акционерного общества, связанная с внедрением в ОАО «ТД ГУМ» корпоративной информационной системы на базе программного продукта JDEdwards.

Для достижения стратегических целей акционерного общества по стабилизации его финансового состояния был активно задействован человеческий фактор. Разработаны и повсеместно внедрены мотивационные методы стимулирования труда всех категорий персонала, которые впрямую поставили в зависимость заработную плату от конечных результатов труда, что позволило значительно сократить численность персонала и таким образом получить дополнительные средства на зарплату, которая возросла по сравнению с прошлым годом на 58,3 процента. В то же время среднемесячный товарооборот на одного работника возрос по сравнению с прошлым годом на 64,9%.

## АКЦИОНЕРНЫЙ КАПИТАЛ ОАО «ТД ГУМ»

Размер уставного капитала ОАО «ТД ГУМ» составляет 60 000 000 (шестьдесят миллионов) рублей и разделен на 60 000 000 (шестьдесят миллионов) именных обыкновенных акций номинальной стоимостью 1 (один) рубль каждая.

Объявленные акции для дополнительного размещения составляют 12 000 000 (двенадцать миллионов) штук номинальной стоимостью 1 (один) рубль на общую сумму 12 000 000 (двенадцать миллионов) рублей.

По состоянию на 1 марта 2000 г. реестр акционеров ОАО «ТД ГУМ» включает **10 514** акционеров: **110** юридических лиц и **10 404** физических лица (в том числе сотрудники ОАО «ТД ГУМ» — **687** человек), из них иностранных акционеров — **19** юридических и **42** физических лица.

### СПИСОК КРУПНЫХ АКЦИОНЕРОВ ОАО «ТД ГУМ», ВЛАДЕЮЩИХ БОЛЕЕ ЧЕМ 2% АКЦИЙ

| Акционер | Доля в уставном капитале (%) |
|---|---|
| ИНГ Депозитарий (номинальный держатель) | 32,17 |
| Diversified Investment Company | 10,14 |
| ЗАО «Депозитарно-Клиринговая Компания» (номинальный держатель) | 7,84 |
| КБ «Чейз Манхеттен Банк Интернешнл» (номинальный держатель) | 6,34 |
| ЗАО «Объединенная депозитарная компания» (номинальный держатель) | 5,69 |
| ЗАО Инвестиционная Компания «Деловые Услуги» | 3,68 |
| ЗАО «ГУМ-Траст» | 2,20 |
| «СИТИБАНК Т/О» (номинальный держатель) | 2,12 |

ОАО «Торговый Дом ГУМ» за годы своего существования **произвело пять выпусков ценных бумаг**: 2.09.92 г., 22.06.93 г., 6.07.95 г., 15.08.97 г., все выпуски акций общества, кроме пятого выпуска, размещены полностью.

В настоящее время именные обыкновенные акции ОАО «ТД ГУМ» постоянно котируются и торгуются на ведущих площадках России. Это Российская Торговая Система, Московская Межбанковская Валютная Биржа. Ниже приводятся индекс РТС и динамика цен на акции ОАО «ТД ГУМ» за 1999 год.

ОАО «ТД ГУМ» совместно с Бэнк оф Нью-Йорк (США) произведено размещение Американских Депозитарных Расписок 1-го уровня (ADR level 1), которое началось в 1996 г. Конвертация акций в АДР происходит по принципу: две обыкновенные акции ОАО «ТД ГУМ» на одну АДР. Благодаря сохраняющемуся интересу к ценным бумагам нашей компании регулярно производится конвертация акций в АДР и наоборот, в зависимости от целей инвесторов. Американские Депозитарные Расписки первого уровня ОАО «ТД ГУМ» активно обращаются на Берлинской, Франкфуртской и Штутгардской биржах , а также на внебиржевом рынке США.


3,5
3
2,5
2
1,5
1
0,5
0
05.01.1999
12.02.1999
24.03.1999
30.05.1999
11.06.1999
23.07.1999
31.09.1999
07.10.1999
16.11.1999
24.12.1999
Индекс РТС
ГУМ

# ПРЕДЛОЖЕНИЯ ПО РАСПРЕДЕЛЕНИЮ ПРИБЫЛИ, ПОЛУЧЕННОЙ В 1999 ГОДУ, И ОСНОВНЫЕ НАПРАВЛЕНИЯ РАЗВИТИЯ ОАО «ТД ГУМ» НА 2000 Г.

## ПРЕДЛОЖЕНИЯ ПО РАСПРЕДЕЛЕНИЮ ПРИБЫЛИ, ПОЛУЧЕННОЙ В 1999 ГОДУ

Предлагается для утверждения распределение прибыли, полученной в 1999 году, по следующим направлениям: на фонд потребления – 12,02 млн. руб., фонд накопления – 93,63 млн. руб., фонд капитальных вложений – 184,55 млн. руб., фонд социальной сферы – 3,29 млн. руб., благотворительный фонд – 3,54 млн. руб., на выплату дивидендов — 60,0 млн. руб., на покрытие убытков – 0,31 млн. руб., авансовое использование прибыли – 0,72 млн. руб. Всего 358,06 млн. руб.


Авансовое использование прибыли 0,20%
Фонд потребления 3,36%
На покрытие убытка 0,09%
Фонд накопления 26,15%
Дивиденды 16,76%
Благотворительный фонд 0,99%
Фонд соц. сферы 0,92%
Фонд капит. вложений 51,54%

## ДИВИДЕНДЫ

Учитывая достигнутые результаты, Совет директоров ОАО «Торговый Дом ГУМ» рекомендует по итогам года выплатить акционерам вознаграждение в виде дивидендов в размере один рубль на одну обыкновенную именную акцию, что составляет 100% к номиналу.

## ОСНОВНЫЕ НАПРАВЛЕНИЯ РАЗВИТИЯ ОАО «ТД ГУМ» НА 2000 Г.

Основными направлениями развития ОАО «ТД ГУМ» в 2000 году являются:

1. Усиление конкурентных позиций акционерного общества на потребительском рынке г. Москвы, создание необходимых предпосылок для его дальнейшего роста и модернизации.

2. Дальнейшее укрепление финансового состояния акционерного общества.

3. Мобилизация финансовых и материальных ресурсов для роста капитализации ОАО «ТД ГУМ».

4. Совершенствование структуры управления акционерного общества в целях улучшения коммерческой деятельности.

5. Внедрение современной корпоративной информационной системы на базе программного продукта JDEdwards, автоматизирующей все направления деятельности акционерного общества на уровне требований международных стандартов.

6. Дальнейшее развитие мотивационных методов стимулирования труда и обеспечение роста заработной платы персонала ОАО «ТД ГУМ».

7. Дальнейшее улучшение торговли продовольственными товарами за счет расширения сети продовольственных магазинов «Вереница», широкое развитие централизованных закупок непродовольственных товаров.

8. Разработка политики продвижения товаров для каждой бизнес-единицы, организация планомерной рекламной работы по стимулированию покупательского спроса и росту объема продаж.

9. Вовлечение в товарооборот наиболее рентабельных и новых для ассортимента ОАО «ТД ГУМ» групп товаров, в том числе за счет расширения торговых площадей на антресолях и 3-м этаже здания ГУМа на Красной площади.

10. Продолжение капитальных работ по реконструкции здания ГУМа на Красной площади, улучшение дизайна и создание комфортных условий во всех салонах универмага.

11. Реконструкция магазинов «ГУМ-Будапешт», «ГУМ-Подарки», «ГУМ-Ядран».



# БУХГАЛТЕРСКАЯ ОТЧЕТНОСТЬ

## БАЛАНС ПРЕДПРИЯТИЯ
НА 1 ЯНВАРЯ 2000 г.

| АКТИВ | Код стр. | На начало года | На конец года |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **I. ВНЕОБОРОТНЫЕ АКТИВЫ** | | | |
| Нематериальные активы (04, 05), в том числе: | 110 | 553 | 971 |
| организационные расходы | 111 | | |
| патенты, лицензии, товарные знаки, иные аналогичные | | | |
| с перечисленными правами активы | 112 | 553 | 971 |
| Основные средства (01, 02, 03), в том числе: | 120 | 162 660 | 180 540 |
| земельные участки и объекты природопользования | 121 | | |
| здания, машины, оборудование и др. основные средства | 122 | 162 660 | 180 540 |
| Незавершенное строительство (07, 08, 61) | 130 | 4111 | 8370 |
| Долгосрочные финансовые вложения (06, 82), в том числе: | 140 | 71 984 | 156 142 |
| инвестиции в дочерние общества | 141 | 112 | 92 |
| инвестиции в зависимые общества | 142 | | |
| инвестиции в другие организации | 143 | 684 | 2 846 |
| займы, предоставленные организациям на срок | | | |
| более 12 месяцев | 144 | 512 | 65 |
| прочие долгосрочные финансовые вложения | 145 | 70 676 | 153 139 |
| Прочие внеоборотные активы | 150 | | |
| Итого по разделу I | 190 | 239 308 | 346 023 |
| **II. ОБОРОТНЫЕ АКТИВЫ** | | | |
| Запасы, в том числе: | 210 | 405 357 | 522 532 |
| сырье, материалы и другие аналогичные ценности(10, 15, 16) | 211 | 4 102 | 7 069 |
| животные на выращивании и откорме (11) | 212 | | |
| малоценные и быстроизнашивающиеся предметы (12, 13, 16) | 213 | 9 922 | 14 485 |
| затраты в незавершенном производстве (издержках обращения) (20, 21, 23, 29, 30, 36, 44) | 214 | 739 | 1 508 |

| АКТИВ | Код стр. | На начало года | На конец года |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| готовая продукция и товары для перепродажи (40, 41) | 215 | 387 614 | 496 831 |
| товары отгруженные (45) | 216 | | 24 |
| расходы будущих периодов (31) | 217 | 2 980 | 2 615 |
| прочие запасы и затраты | 218 | | |
| НДС по приобретенным ценностям (19) | 220 | 1 098 | 1 920 |
| Дебиторская задолженность(после 12 месяцев), в том числе: | 230 | 7 194 | 2 622 |
| покупатели и заказчики (62, 76, 82) | 231 | 2 299 | 122 |
| векселя к получению (62) | 232 | | |
| задолженность дочерних и зависимых обществ (78) | 233 | | |
| авансы выданные (61) | 234 | 118 | 405 |
| прочие дебиторы | 235 | 4 777 | 2 095 |
| Дебиторская задолженность (в течение 12 месяцев), в том числе: | 240 | 121 965 | 541 83 |
| покупатели и заказчики (62, 76, 82) | 241 | 95 434 | 7 167 |
| векселя к получению (62) | 242 | | |
| задолженность дочерних и зависимых обществ (78) | 243 | | |
| задолженность участников(учредителей) по взносам в уставной капитал (75) | 244 | | 84 |
| авансы выданные (61) | 245 | 4 251 | 21 914 |
| прочие дебиторы | 246 | 222 80 | 25 018 |
| Краткосрочные финансовые вложения (56, 58, 82), в том числе: | 250 | 99 739 | 36 827 |
| инвестиции в зависимые общества | 251 | | |
| собственные акции, выкупленные у акционеров | 252 | 5 200 | |
| прочие краткосрочные финансовые вложения | 253 | 94 539 | 36 827 |
| Денежные средства, в том числе: | 260 | 71 078 | 292 432 |
| касса (50) | 261 | 1 781 | 1 793 |
| расчетные счета (51) | 262 | 39 885 | 69 233 |
| валютные счета (52) | 263 | 22 954 | 211 466 |
| прочие денежные средства (55, 56, 57) | 264 | 6 458 | 9 940 |
| Прочие оборотные активы | 270 | | |
| Итого по разделу II | 290 | 706 431 | 910 516 |
| **III. УБЫТКИ** | | | |
| Непокрытые убытки прошлых лет (88) | 310 | 14 535 | 2 322 |
| Убыток отчетного года: | 320 | | 1 035 |
| в т. ч. доля меньшинства | 321 | | 35 |
| Итого по разделу III | 390 | 14 535 | 3 357 |
| БАЛАНС (сумма строк 190, 290, 390) | 399 | 960 274 | 1 259 896 |

| ПАССИВ | Код стр. | На начало года | На конец года |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **IV. КАПИТАЛ И РЕЗЕРВЫ** | | | |
| Уставный капитал (85) | 410 | 60 000 | 60 000 |
| Добавочный капитал (87) | 420 | 107 981 | 128 724 |
| Резервный капитал (86) | 430 | 9 302 | 8 864 |
| в том числе: | | | |
| резервные фонды, образованные в соответствии с законодательством | 431 | 9 302 | 8 864 |
| резервы, образованные в соответствии с учредительными документами | 432 | | |
| Фонды накопления (88) | 440 | 194 309 | 264 267 |
| Фонд социальной сферы (88) | 450 | 4 744 | 4 740 |
| Целевое финансирование и поступления (96) | 460 | 622 | 9 |
| Нераспределенная прибыль прошлых лет (88) | 470 | 130 350 | 2 |
| Нераспределенная прибыль отчетного года: | 480 | | 358 062 |
| в т. ч. доля меньшинства | 481 | | 467 |
| Итого по разделу IV | 490 | 507 308 | 824 668 |
| Доля меньшинства в уставном капитале | 491 | 383 | 466 |
| **V. ДОЛГОСРОЧНЫЕ ПАССИВЫ** | | | |
| Заемные средства (92, 95) | 510 | | 1 466 |
| в том числе: | | | |
| кредиты банков, подлежащие погашению более чем через 12 месяцев после отчетной даты | 511 | | |
| прочие займы, подлежащие погашению более чем через 12 месяцев после отчетной даты | 512 | | 1 466 |
| прочие долгосрочные пассивы | 520 | | |
| Итого по разделу V | 590 | | 1 466 |

| ПАССИВ | Код стр. | На начало года | На конец года |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **VI. КРАТКОСРОЧНЫЕ ПАССИВЫ** | | | |
| Заемные средства (90,94) | 610 | 47 701 | 4 753 |
| в том числе: | | | |
| кредиты банков, подлежащие погашению в течение 12 месяцев после отчетной даты | 611 | 47 696 | 4 395 |
| прочие займы, подлежащие погашению в течение 12 месяцев после отчетной даты | 612 | 5 | 358 |
| Кредиторская задолженность | 620 | 321 092 | 34 2217 |
| в том числе: | | | |
| поставщики и подрядчики (60, 76) | 621 | 280 321 | 317 751 |
| векселя к уплате (60) | 622 | 500 | |
| Задолженность перед дочерними и зависимыми обществами (78) | 623 | | |
| по оплате труда (70) | 624 | 2 912 | 4 599 |
| по социальному страхованию и обеспечению (69) | 625 | 828 | 2251 |
| Задолженность перед бюджетом (68) | 626 | 27 263 | 8 359 |
| авансы полученные (64) | 627 | 4 055 | 319 |
| прочие кредиторы | 628 | 5 213 | 8 938 |
| Расчеты по дивидендам (75) | 630 | 1 434 | 901 |
| Доходы будущих периодов (83) | 640 | 3 145 | 4 550 |
| Фонды потребления (88) | 650 | 79 193 | 80 872 |
| Резервы предстоящих расходов и платежей (89) | 660 | 18 | 3 |
| Прочие краткосрочные пассивы | 670 | | |
| Итого по разделу VI | 690 | 452 583 | 433 296 |
| БАЛАНС (сумма строк 490+491+590+690) | 699 | 960 274 | 1 259 896 |
| Задолженность по Федеральному бюджету | 700 | 125 68 | 4 144 |

## ОТЧЕТ О ФИНАНСОВЫХ РЕЗУЛЬТАТАХ
ФОРМА № 2 ПО ОКУД

| Наименование показателя | Код стр. | За отчетный период | За аналогичный период прошлого года |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Выручка (нетто) от реализации товаров, продукции, работ, услуг | | | |
| (за минусом НДС, акцизов и аналогичных обязательных платежей) | 10 | 1 956 919 | 1 469 690 |
| Себестоимость реализации товаров, продукции, работ, услуг | 20 | 1 189 431 | 1 005 171 |
| Коммерческие расходы | 30 | 298 573 | 217 062 |
| Управленческие расходы | 40 | 102 | 154 |
| Прибыль(убыток) от реализации (строки 010 – 020 – 030 – 040) | 50 | 468 813 | 247 303 |
| Проценты к получению | 60 | 1 611 | 1 532 |
| Проценты к уплате | 70 | | |
| Доходы от участия в других организациях | 80 | 43 484 | 50 |
| Прочие операционные доходы | 90 | 141 951 | 268 035 |
| Прочие операционные расходы | 100 | 175 916 | 378 363 |
| Прибыль(убыток) от финансово-хозяйственной деятельности (строки 050 + 060 – 070 + 080 + 090 – 100) | 110 | 479 943 | 138 557 |
| Прочие внереализационные доходы | 120 | 52 249 | 65 607 |
| Прочие внереализационные расходы | 130 | 16 623 | 11 997 |
| Прибыль(убыток) отчетного периода (строки 110 + 120 – 130) | 140 | 515 569 | 192 167 |
| Доля меньшинства | 145 | 1 069 | 371 |
| Налог на прибыль | 150 | 150 732 | 74 627 |
| Отвлеченные средства | 160 | 7 896 | 4 899 |
| Нераспределенная прибыль(убыток) отчетного периода (строки 140 + 145 – 150 – 160): | 170 | 356 941 | 112 641 |
| Доля меньшинства | 175 | 432 | 33 |

## ОТЧЕТ О ДВИЖЕНИИ КАПИТАЛА
### ФОРМА № 3 ПО ОКУД

| Наименование показателя | Код стр. | Остаток на начало года | Поступило в отчетном году | Израсходовано в отчетном году | Остаток на конец года |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| **1. СОБСТВЕННЫЙ КАПИТАЛ** | | | | | |
| Уставный капитал | 10 | 60 000 | | | 60 000 |
| Добавочный капитал | 20 | 107 981 | 22 050 | 1 307 | 128 724 |
| в т. ч. прирост ст-сти имущ-ва по переоценке | 21 | | | | |
| Резервный фонд | 30 | 9 302 | | 438 | 8 864 |
| | 40 | | 358 062 | | 358 062 |
| Нераспределенная прибыль прошлых лет | 50 | 130 350 | | 130 348 | 2 |
| Фонды накопления – всего | 60 | 194 309 | 118 970 | 49 012 | 264 267 |
| в т. ч. фонд накопления | 61 | 138 202 | 77 229 | 25 019 | 19 0412 |
| в т. ч. фонд капитальных вложений | 62 | 55 329 | 39 267 | 20 773 | 73 823 |
| в т. ч. другие фонды | 63 | 778 | 2 474 | 3 220 | 32 |
| Фонд средств социальной сферы | 70 | 4 744 | 2 170 | 2 174 | 4 740 |
| | 80 | | | | |
| Целевое финансирование и поступления из бюджета | 90 | 622 | 74 | 687 | 9 |
| Целевое финансирование и поступления из отраслевых и межотраслевых внебюджетных фондов | 100 | | | | |
| | 102 | | | | |
| Итого по разделу I | 130 | 507 308 | 501 326 | 183 966 | 824 668 |
| **II. ПРОЧИЕ ФОНДЫ И РЕЗЕРВЫ** | | | | | |
| Фонды потребления – всего | 140 | 79 193 | 10 274 | 8 595 | 80 872 |
| | 141 | 79 193 | 10 274 | 8 595 | 80 872 |
| | 142 | | | | |
| Резервы предстоящих расходов и платежей | 150 | 18 | 94 | 109 | 3 |
| | 151 | 18 | 94 | 109 | 3 |
| Оценочные резервы – всего | 160 | 1 934 | | 1 934 | |
| | 161 | 1 934 | | 1 934 | |
| | 170 | | | | |
| Итого по разделу II | 180 | 81 145 | 10 368 | 10 638 | 80 875 |

## СПРАВКИ

| Наименование показателя | Код стр. | Из бюджета | Из отраслевых и межотраслевых фондов |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| 1) Чистые активы | 185 | 621 475 | 910 023 |
| | | Из бюджета | Из отраслевых и межотраслевых фондов |
| | | 3 | 4 |
| 2) Получено на: | | | |
| финансирование капитальных вложений | 191 | | |
| финансирование научно-исследовательских работ | 192 | | |
| возмещение убытков | 193 | | |
| социальное развитие | 194 | | |
| прочие цели | 195 | | |

## ОТЧЕТ О ДВИЖЕНИИ ДЕНЕЖНЫХ СРЕДСТВ
### ФОРМА № 4 ПО ОКУД

| Наименование показателя | Код стр. | Сумма | В том числе | | |
|---|---|---|---|---|---|
| | | | по текущей деятельности | по инвестиционной деятельности | по финансовой деятельности |
| 1 | 2 | 3 | 4 | 5 | 6 |
| *1. Остаток денежных средств на начало года* | 10 | 64 976 | 13 | | |
| 2. Поступило денежных средств — всего | 20 | 4 053 667 | 3 999 774 | 142 | 53 751 |
| в том числе: | | | | | |
| выручка от реализации товаров, продукции, работ и услуг | 30 | 2 514 167 | 2 514 167 | | |
| выручка от реализации основных средств и иного имущества | 40 | 713 | 543 | 142 | 28 |
| авансы, полученные от покупателей (заказчиков) | 50 | 293 | 293 | | |
| бюджетные ассигнования и иное целевое финансирование | 60 | 23 235 | 318 | | 22 917 |
| безвозмездно | 70 | | | | |
| кредиты, займы | 80 | 310 526 | 309 213 | | 1 313 |

| Наименование показателя | Код стр. | Сумма | В том числе | | |
|---|---|---|---|---|---|
| | | | по текущей деятельности | по инвестиционной деятельности | по финансовой деятельности |
| 1 | 2 | 3 | 4 | 5 | 6 |
| дивиденды, проценты по финансовым вложениям | 90 | 3 253 | | | 3 253 |
| прочие поступления | 110 | 1 201 480 | 1 175 240 | | 26 240 |
| в том числе: | 111 | | | | |
| | 112 | | | | |
| | 113 | | | | |
| 3. Направлено денежных средств – всего | 120 | 3 835 347 | 3 660 572 | 6 862 | 71 492 |
| в том числе: | | | | | |
| на оплату приобретенных товаров, работ, услуг | 130 | 1 778 176 | 1 778 176 | | |
| на оплату труда | 140 | 68 430 | | | |
| отчисления на социальные нужды | 150 | 27 991 | | | |
| на выдачу подотчетных сумм | 160 | 14 940 | 14 940 | | |
| на выдачу авансов | 170 | 10 555 | 10 555 | | |
| на оплату долевого участия в строительстве | 180 | | | | |
| на оплату машин, оборудования и транспортных средств | 190 | 6 337 | | 6 337 | |
| на финансовые вложения | 200 | 72 690 | 2 671 | 225 | 69 794 |
| на выплату дивидендов | | | | | |
| процентов | 210 | 1 546 | | | 1 546 |
| на расчеты с бюджетом | 220 | 355 621 | 355 619 | | 2 |
| на оплату процентов по полученным кредитам, займам | 230 | 24 526 | 24 076 | 300 | 150 |
| прочие выплаты, перечисления и т. п. | 250 | 1 474 535 | 1 474 535 | | |
| 4. Остаток денежных средств на конец отчетного периода | 260 | 283 296 | | | |
| СПРАВОЧНО: | | | | | |
| Из строки 020 поступило по наличному расчету (кроме данных | | | | | |
| по строке 100) – всего | 270 | 618 322 | | | |
| в том числе по расчетам: | | | | | |
| с юридическими лицами | 280 | 24 795 | | | |
| с физическими лицами | 290 | 593 527 | | | |
| из них с применением | | | | | |
| контрольно-кассовых аппаратов | 291 | 593 527 | | | |
| бланков строгой отчетности | 292 | | | | |
| Наличные денежные средства: | | | | | |
| поступило из банка в кассу организации | 295 | 32 616 | | | |
| сдано в банк из кассы организации | 296 | 562 607 | | | |

## ПРИЛОЖЕНИЕ К БУХГАЛТЕРСКОМУ БАЛАНСУ
ФОРМА № 5 ПО ОКУД

### 1. ДВИЖЕНИЕ ЗАЁМНЫХ СРЕДСТВ

| Наименование показателя | Код стр. | Остаток на начало года | Получено | Погашено | Остаток на конец года |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Долгосрочные кредиты банков | 110 | | | | |
| в том числе не погашенные в срок | 111 | | | | |
| Прочие долгосрочные займы | 120 | | 1 010 | 586 | 1 466 |
| в том числе не погашенные в срок | 121 | | | | |
| Краткосрочные кредиты банков | 130 | 47 696 | 317 041 | 360 401 | 4 336 |
| в том числе не погашенные в срок | 131 | 124 | | | 124 |
| Кредиты банков для работников | 140 | | 59 | | 59 |
| в том числе не погашенные в срок | 141 | | | | |
| Прочие краткосрочные займы | 150 | 5 | 453 | 100 | 358 |
| в том числе не погашенные в срок | 151 | | | | |

### 2. ДЕБИТОРСКАЯ И КРЕДИТОРСКАЯ ЗАДОЛЖЕННОСТЬ

| Наименование показателя | Код стр. | Остаток на начало года | Возникло обязательств | Погашено обязательств | Остаток на конец года |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Дебиторская задолженность краткосрочная | 210 | 121 965 | 3 923 382 | 3 991 164 | 54 183 |
| в том числе просроченная | 211 | 4 724 | 7 734 | 12 448 | 10 |
| из нее длительностью свыше 3 месяцев | 212 | 4 723 | 7 706 | 12 426 | 3 |
| Долгосрочная | 220 | 7 194 | 2 266 | 6 838 | 2 622 |
| в том числе просроченная | 221 | 3 000 | 1 422 | 4 158 | 264 |
| из нее длительностью свыше 3 месяцев | 222 | 1 826 | 455 | 2017 | 264 |
| из стр. 240 задолженность, платежи по которой ожидаются более чем через 12 месяцев после отчетной даты | 223 | 7 194 | 2 266 | 6 838 | 2 622 |
| Кредиторская задолженность: | | | | | |
| Краткосрочная | 230 | 316 599 | 4 484 019 | 4 463 741 | 336 877 |

| Наименование показателя | Код стр. | Остаток на начало года | Возникло обязательств | Погашено обязательств | Остаток на конец года |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| в том числе просроченная | 231 | 62 909 | 97 517 | 76 398 | 84 030 |
| свыше 3 месяцев | 232 | 62 584 | 95 309 | 73 968 | 83 925 |
| Долгосрочная | 240 | 4 493 | 991 | 144 | 5 340 |
| в том числе просроченная | 241 | 74 | 82 | 22 | 134 |
| из нее длительностью свыше 3 месяцев. | 242 | 74 | 82 | 22 | 134 |
| из стр. 240 задолженность, платежи по которой ожидаются более чем через 12 месяцев после отчетной даты | 243 | | | | |
| Обеспечения: | | | | | |
| Полученные | 250 | | | | |
| в том числе от третьих лиц | 251 | | | | |
| Выданные | 260 | | | | |
| в том числе третьим лицам | 261 | | | | |

## СПРАВКИ К РАЗДЕЛУ 2

| Наименование показателя | Код стр. | Остаток на начало года | Возникло обязательств | Погашено обязательств | Остаток на конец года |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| 1) Движение векселей | | | | | |
| Векселя выданные | 262 | 500 | | 500 | |
| в том числе просроченные | 263 | | | | |
| Векселя полученные | 264 | | | | |
| в том числе просроченные | 265 | | | | |
| 2) Дебиторская задолженность по отгрузке продукции (работ, услуг) по фактической себестоимости | 266 | 95 434 | 1 186 822 | 1 274 967 | 7 989 |

| | | За отчетный год | За предыдущий год |
|---|---|---|---|
| | | 3 | 4 |
| 3) Списана дебиторская задолженность на финансовые результаты | 267 | 607 | 2 362 |
| в т. ч. по истечении предельного срока | 268 | 72 | 57 |

## 4) ПЕРЕЧЕНЬ ОРГАНИЗАЦИЙ-ДЕБИТОРОВ, ИМЕЮЩИХ НАИБОЛЬШУЮ ЗАДОЛЖЕННОСТЬ

| Наименование организации | Код стр. | Остаток на конец года | |
|---|---|---|---|
| | | всего | в т. ч. длительностью свыше 3-х месяцев |
| 1 | 2 | 3 | 4 |
| АОЗТ ф-ма Теамонтаж | 270 | | |
| УГКОИП | 271 | 3 102 | |
| УГКОИП | 272 | 8 262 | 8 262 |
| ЗАО Квест Трейд | 273 | 12 007 | 12 007 |
| ООО Р-ЭКС | 274 | | |
| ЗАО Восток-Запад | 275 | 2 263 | 2 263 |
| ГУМ-Красана | 276 | | |
| ГУМ-Смоленск оптика | 277 | | |
| РОЙФА | 278 | | |
| | 279 | | |
| | 280 | | |
| | 281 | | |
| | 282 | | |

## 3. АМОРТИЗИРУЕМОЕ ИМУЩЕСТВО

| Наименование показателя | Код стр. | Остаток на начало года | Поступило (введено) | Выбыло | Остаток на конец года |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| **I. НЕМАТЕРИАЛЬНЫЕ АКТИВЫ** | | | | | |
| Права на объекты интеллектуальной (промышленной) собственности | 310 | 787 | 852 | 35 | 1 604 |
| в том числе права, возникающие: из авторских и иных договоров на произв-я науки, лит-ры, искусства и объекты смежных прав, на программы ЭВМ базы данных и др. | 311 | 748 | 812 | 20 | 1 540 |
| из патентов на изобретения, промыш-е образцы, коллекц. достижения, из свидет-на полезные модели, тов.знаки и знаки обслуж-я или лиценз-х дог-в на их использование | 312 | 39 | 40 | 15 | 64 |

| Наименование показателя | Код стр. | Остаток на начало года | Поступило (введено) | Выбыло | Остаток на конец года |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| из прав на ноу-хау | 313 | | | | |
| Права на пользование обособленными природными объектами | 320 | 4 | | 4 | |
| Организационные расходы | 330 | | | | |
| Деловая репутация организации | 340 | | | | |
| Прочие | 349 | 229 | 34 | 18 | 245 |
| Итого (сумма строк 310+320+330+340+349) | 350 | 1 020 | 886 | 57 | 1 849 |
| **II. ОСНОВНЫЕ СРЕДСТВА** | | | | | |
| Земельные участки и объекты природопользования | 360 | | | | |
| Здания | 361 | 156 895 | 7 654 | 1 727 | 162 822 |
| Сооружения | 362 | 505 | | | 505 |
| Машины и оборудование | 363 | 40 345 | 20 918 | 7 051 | 54 212 |
| Транспортные средства | 364 | 1 851 | 2 825 | 454 | 4 222 |
| Инструмент, производственный и | | | | | |
| хозяйственный инвентарь | 365 | 1 985 | 824 | 911 | 1 898 |
| Рабочий скот | 366 | | | | |
| Продуктивный скот | 367 | | | | |
| Многолетние насаждения | 368 | | | | |
| Другие виды основных средств | 369 | 1 719 | 933 | 817 | 1 835 |
| Итого (сумма строк 360 – 369) | 370 | 203 300 | 32 722 | 10 528 | 225 494 |
| в том числе: | | | | | |
| производственные | 371 | 196 222 | 32 374 | 10 209 | 218 547 |
| непроизводственные | 372 | 7 078 | 168 | 299 | 6 947 |
| **III. МАЛОЦЕННЫЕ И БЫСТРОИЗНАШИВАЮЩИЕСЯ** | | | | | |
| предметы – итого | 380 | 18 902 | 27 928 | 18 982 | 27 848 |
| в том числе: | | | | | |
| на складе | 381 | 1 569 | 10 625 | 10 114 | 2 080 |
| в эксплуатации | 382 | 17 333 | 17 075 | 8 868 | 25 768 |

## СПРАВКИ К РАЗДЕЛУ 3

| Наименование показателя | Код стр. | На начало года | Остаток на конец года |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Из строки 371, графы 3 и 6 | | | |
| передано в аренду | 385 | 30 449 | 48 540 |
| в том числе: | | | |
| здания | 386 | 28 801 | 47 194 |
| сооружения | 387 | 1 648 | 1 346 |
| | 388 | | |
| | 389 | | |
| переведено на консервацию | 390 | | |
| Износ амортизируемого имущества: | | | |
| нематериальных активов | 391 | 467 | 878 |
| основных средств — всего | 392 | 40 640 | 44 954 |
| в том числе: | | | |
| зданий и сооружений | 393 | 25 515 | 26 553 |
| машин, оборудования, транспортных средств | 394 | 14 307 | 17 377 |
| других | 395 | 818 | 1 024 |
| малоценных и быстроизнашивающихся предметов | 396 | 8 980 | 13 363 |
| СПРАВОЧНО | | | |
| Результат по индексации в связи с переоценкой основных средств: | | | |
| первоначальной (восстановительной) стоимости | 397 | | |
| износа | 398 | | |
| Имущество, находящееся в залоге | 400 | | |
| Торговая наценка | 401 | 6 597 | 1 400 |

## 4. ДВИЖЕНИЕ СРЕДСТВ ФИНАНСИРОВАНИЯ ДОЛГОСР. ИНВЕСТИЦИЙ И ФИНАНСОВЫХ ВЛОЖЕНИЙ

| Наименование показателя | Код стр. | Остаток на начало года | Начислено (образовано) | Использовано | Остаток на конец года |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Собственные средства предприятия — всего | 410 | | 22 725 | 22 725 | |
| в том числе: | | | | | |
| амортизация основных средств | 411 | | 5 995 | 5 995 | |
| амортизация нематериальных активов | 412 | | 433 | 433 | |
| прибыль, остающаяся в распоряжении предприятия (фонд накопления) | 413 | | 16 297 | 16 297 | |
| прочие | 414 | | | | |
| Привлеченные средства — всего | 420 | 47 701 | 319 084 | 360 566 | 6 219 |
| в том числе: | | | | | |
| кредиты банков | 421 | 47 696 | 317 041 | 360 401 | 4 336 |
| заемные средства других предприятий | 422 | | 1 381 | 165 | 1 216 |
| долевое участие в строительстве | 423 | | | | |
| из бюджета | 424 | | | | |
| из внебюджетных фондов | 425 | | | | |
| прочие | 426 | 5 | 662 | | 667 |
| Всего собственных и привлеченных средств (сумма строк 410 и 420) | 430 | 47 701 | 341 809 | 383 291 | 6 219 |
| СПРАВОЧНО | | | | | |
| Незавершенное строительство | 440 | 4 111 | 46 613 | 42 354 | 8 370 |
| Инвестиции в дочерние общества | 450 | 112 | 375 | 395 | 92 |
| Инвестиции в зависимые общества | 460 | | | | |

## 5. ФИНАНСОВЫЕ ВЛОЖЕНИЯ

| Наименование показателя | Код стр. | Долгосрочные | | Краткосрочные | |
|---|---|---|---|---|---|
| | | на начало года | на конец года | на начало года | на конец года |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Паи и акции других организаций | 510 | 796 | 2 938 | | |
| Облигации и другие долговые обязательства | 520 | 5 179 | 11 614 | 11 680 | 10 456 |
| Предоставленные займы | 530 | 512 | 65 | | 1 179 |
| Прочие | 540 | 65 497 | 141 525 | 88 059 | 25 192 |
| СПРАВОЧНО | | | | | |
| По рыночной стоимости облигации и другие ценные бумаги | 550 | | | | |

## 6. ЗАТРАТЫ, ПРОИЗВЕДЕННЫЕ ОРГАНИЗАЦИЕЙ

| Наименование показателя | Код стр. | За отчетный год | За предыдущий год |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Материальные затраты | 610 | 101 671 | 68 214 |
| Затраты на оплату труда | 620 | 71 847 | 61 382 |
| Отчисления на социальные нужды | 630 | 26 913 | 23 432 |
| Амортизация основных средств | 640 | 5 995 | 5 638 |
| Прочие затраты | 650 | 92 249 | 58 550 |
| Итого по элементам затрат | 660 | 298 675 | 217 216 |
| Из общей суммы затрат отнесено на непроизводственные счета | 661 | 15 520 | 4 929 |

## 7. РАСШИФРОВКА ОТДЕЛЬНЫХ ПРИБЫЛЕЙ И УБЫТКОВ

| Наименование показателя | Код стр. | За отчетный период | | За предыдущий период | |
|---|---|---|---|---|---|
| | | прибыль | убыток | прибыль | убыток |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Штрафы, пени и неустойки, признанные или по которым получены решения суда (арбитражного суда) об их взыскании | 710 | 5 | 71 | 8 | 76 |
| Прибыль (убыток) прошлых лет | 720 | 941 | 11 711 | 5 361 | 1 535 |
| Возмещение убытков ,причиненных неисполнением или ненадлежащим исполнением обязательств | 730 | | 5 | | 4 |
| Курсовые разницы по операциям в иностранной валюте | 740 | 64 895 | 77 235 | 79 740 | 152 968 |
| | 750 | | | | |
| | 760 | | | | |
| | 770 | | | | |

## 8. СОЦИАЛЬНЫЕ ПОКАЗАТЕЛИ

| Наименование показателя | Код стр. | Причитается по расчету | Израсходовано | Перечислено в фонды |
|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 |
| Отчисления на социальные нужды: | | | | |
| в Фонд социального страхования | 810 | 4 160 | 2 332 | 1 962 |
| в Пенсионный Фонд | 820 | 23 157 | | 21 934 |
| в Фонд занятости | 830 | 1 249 | | 1 128 |
| на медицинское страхование | 840 | 2 655 | | 2 431 |
| Среднесписочная численность работников | 850 | 3 737 | | |
| Денежные выплаты и поощрения, не связанные с производством продукции, выполнением работ,оказанием услуг | 860 | 5 671 | | |
| Доходы по акциям и вкладам в имущество организации. | 870 | | | |

## 9. СПРАВКА О НАЛИЧИИ ЦЕННОСТЕЙ НА ЗАБАЛАНСОВЫХ СЧЕТАХ

| Наименование забалансового счета | Код стр. | на начало года | на конец года |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Арендованные основные средства (001) | 910 | 13 685 | 19 826 |
| в том числе по лизингу | 911 | | |
| Товарно-материальные ценности, принятые на ответственное хранение(002) | 920 | 45 111 | 11 399 |
| Товары, принятые на комиссию (004) | 930 | 42 | 17 692 |
| Списанная в убыток задолженность неплатежеспособных дебиторов(007) | 940 | 1 936 | 2 136 |
| Износ жилищного (муниципального) фонда (014) | 950 | | |
| Износ объектов внешнего благоустройства и других аналогичных объектов(015) | 960 | | |
| | 970 | | |
| | 980 | | |
| | 990 | | |

# ЗАКЛЮЧЕНИЕ РЕВИЗИОННОЙ КОМИССИИ ПО РЕЗУЛЬТАТАМ РАБОТЫ ОАО «ТД ГУМ» ЗА 1999 ГОД

Ревизионная комиссия отмечает, что бухгалтерская отчетность ОАО «ТД ГУМ» подготовлена в соответствии с Федеральным законом «О бухгалтерском учете» от 21 ноября 1996 года № 129-ФЗ, «Положением о бухгалтерском учете и отчетности в Российской Федерации» от 29 июля 1998 года № 34н и Положением по бухгалтерскому учету «Учетная политика организации» (ПБУ 1/98), утвержденным приказом Минфина РФ от 9 декабря 1998 года № 60н, Положением по бухгалтерскому учету «Бухгалтерская отчетность организации» (ПБУ 4/99), утвержденным приказом Минфина РФ от 6 июля 1999 года № 43н, а также другими действующими нормативными документами.

В отчетном периоде Ревизионной комиссией рассмотрены результаты финансово-хозяйственной деятельности ОАО «ТД ГУМ» за 1-й квартал, 1-е полугодие, 9 месяцев и год. Проведены проверки распределения и использования прибыли, обоснованности отнесения расходов на издержки обращения, состояния дебиторской и кредиторской задолженности. Заслушаны отчеты ревизоров о деятельности ЗАО «ГУМ-Ганга», ЗАО ГУМ-Красана», ЗАО «ГУМ-Симферополь», информация руководителей отделов ОАО «ТД ГУМ» о состоянии товарных запасов по итогам за 1-е полугодие, о состоянии сохранности товарно-материальных ценностей и денежных средств в ОАО «ТД ГУМ» за 9 месяцев.

Ревизионная комиссия отмечает, что за 1999 год финансовое состояние акционерного общества в целом улучшилось и является устойчивым. По сравнению с 1998 годом убытки от основной деятельности сократились с 10,6 млн. руб. до 0,09 млн. руб., количество предприятий, допустивших убыток, уменьшилось с семи до одного (ЗАО «ГУМ-Тамбов»). В составе убытков по балансу за 1999 год числится 0,72 млн. руб. – недостаток начисленных фондов, связанный с негативными последствиями кризиса 1998 года в ЗАО «ГУМ-Симферополь», ЗАО «ГУМ-Контролинг», ЗАО «ГУМ-Тамбов». Также в составе убытков числится 0,22 млн. руб. – расходы ликвидационных комиссий и убытки по ликвидации ЗАО «ГУМ на Ленинском», ЗАО «ГУМ на Кутузовском», ЗАО «ГУМ-Власта», ЗАО «ГУМ-Спорт».

Общая сумма уплаченных штрафов и пени в 1999 году составила 2,5 млн. рублей, или 0,5 % от общей суммы доходов, полученных в 1999 году.

Дебиторская и кредиторская задолженность за 1999 год носит в основном текущий характер. Произошло значительное снижение дебиторской задолженности, на 1января 2000 года она составила 56,8 млн. руб. При росте кредиторской задолженности поставщикам и подрядчикам за год на 37,4 млн. руб., её доля в товарных запасах снизилась и составила на 1 января 2000 года 64 %.

В 1999 году в акционерном обществе была обеспечена сохранность товарно-материальных ценностей.

Данные годовой бухгалтерской отчетности подтверждены инвентаризациями имущества и финансовых обязательств.

В объеме проверок территориальных налоговых инспекций, официального внешнего независимого аудитора ЗАО «Юникон» МС-Консалтинговая группа бухгалтерией акционерного общества сделаны все исправительные проводки в отчете за 1999 год.

С учетом изложенного Ревизионная комиссия подтверждает достоверность консолидированного баланса акционерного общества на 1 января 2000 года в сумме 1 259,9 млн. рублей, результаты операций и движения денежных средств за проверенный период, финансовую и имущественную устойчивость ОАО «ТД ГУМ».

Нераспределенная прибыль 1999 года составила 358,1 млн. рублей.

Ревизионная комиссия рекомендует принять меры к активизации коммерческой деятельности ОАО «ТД ГУМ» в целом и ЗАО в части обеспечения эффективности закупок товаров и ускорению процесса их реализации, улучшению финансового состояния и платежеспособности, особенно ЗАО, недопущению случаев нарушения налоговой дисциплины, своевременности расчетов с дебиторами и кредиторами, ускорению работы по завершению внедрения системы комплексно автоматизирующей все виды деятельности ОАО «ТД ГУМ».

*Председатель*
*Ревизионной комиссии*
*ОАО «ТД ГУМ»*
*Р. А. Салехов*

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО ТОРГОВЫЙ ДОМ ГУМ Г.Р. № 000457 GUM TRADING HOUSE МОСКВА

# ЗАКЛЮЧЕНИЕ АУДИТОРСКОЙ ФИРМЫ «ЮНИКОН»

## АКЦИОНЕРАМ ОТКРЫТОГО АКЦИОНЕРНОГО ОБЩЕСТВА «ТОРГОВЫЙ ДОМ ГУМ» О СВОДНОЙ (КОНСОЛИДИРОВАННОЙ) БУХГАЛТЕРСКОЙ ОТЧЕТНОСТИ ОТКРЫТОГО АКЦИОНЕРНОГО ОБЩЕСТВА «ТОРГОВЫЙ ДОМ ГУМ» ЗА 1999 ГОД

1. Нами проведен аудит прилагаемой сводной бухгалтерской отчетности открытого акционерного общества «Торговый Дом ГУМ» (ОАО «Торговый Дом ГУМ») за 1999 год. Данная отчетность ОАО «Торговый Дом ГУМ» подготовлена исполнительным органом ОАО «Торговый Дом ГУМ» исходя из требований Федерального закона Российской Федерации «О бухгалтерском учете» № 129-ФЗ от 21 ноября 1996 года, «Инструкции о порядке заполнения форм годовой бухгалтерской отчетности», утвержденной Приказом Минфина РФ от 12.11.96 № 97 (в редакции Приказов Минфина РФ от 3.02.97 № 8, от 21.11.97 № 81н, от 20.10.98 № 47н), Положения по бухгалтерскому учету «Бухгалтерская отчетность организации» (ПБУ 4/99), утвержденного Приказом Минфина РФ от 6.07.99 г. № 43н, «Методических рекомендаций по составлению и представлению сводной бухгалтерской отчетности», утвержденных Приказом Минфина РФ от (30.12.96 г. № 112 в редакции Приказа Минфина РФ от 12.05.99 № 36н), Приказа Минфина РФ от 12 мая 1999 г. «О внесении изменений и дополнений в методические рекомендации по составлению и представлению сводной бухгалтерской отчетности , утвержденные приказом Минфина РФ от 30 декабря 1996 г. № 112».

2. Ответственность за подготовку данной отчетности несет руководство ОАО «Торговый Дом ГУМ». Наша обязанность заключается в том, чтобы высказать мнение о достоверности, во всех существенных отношениях, данной отчетности на основе проведенного аудита.

3. Мы проводили аудит в соответствии с Временными правилами аудиторской деятельности в Российской Федерации, утвержденными Указом Президента Российской Федерации от 22 декабря 1993 года № 2263 и Правилами (стандартами) аудиторской деятельности, одобренными Комиссией по аудиторской деятельности при Президенте Российской Федерации.

4. Аудит планировался и проводился таким образом, чтобы получить достаточную уверенность в том, что бухгалтерская отчетность не содержит существенных искажений. Аудит включал проверку на выборочной основе подтверждений числовых данных и пояснений, содержащихся в бухгалтерской отчетности.

5. Нами были рассмотрены: отчетность о деятельности ОАО «Торговый Дом ГУМ», а также дочерних обществ: ЗАО «ГУМ-Подарки», ЗАО «ГУМ-Будапешт», ЗАО «ГУМ- Прага», ЗАО «ГУМ-Траст» и ЗАО «ГУМ-Реконструкция Верхних Торговых рядов» как юридических лиц. Отчетность по совместной деятельности нами рассматривалась в силу ее образования между двумя участниками консолидированной Группы: ОАО «Торговый Дом ГУМ» и ЗАО «ГУМ- Траст».

6. По нашему мнению, прилагаемая к настоящему Заключению сводная бухгалтерская отчетность достоверна, т. е. подготовлена таким образом, чтобы обеспечить во всех существенных аспектах отражение активов и пассивов ОАО «Торговый Дом ГУМ» по состоянию на 1 января 2000 года и финансовых результатов его деятельности за 1999 год исходя из Федерального закона Российской Федерации «О бухгалтерском учете» № 129-ФЗ от 21 ноября 1996 года, «Инструкции о порядке заполнения форм годовой бухгалтерской отчетности», утвержденной Приказом Минфина РФ от 12.11.96 № 97 (в редакции Приказов Минфина РФ от 3.02.97 №8, от 21.11.97 № 81н, от 20.10.98 № 47н), Положения по бухгалтерскому учету «Бухгалтерская отчетность организации» (ПБУ 4/99), утвержденного Приказом Минфина РФ от 6.07.99 г. № 43н, «Методических рекомендаций по составлению и представлению сводной бухгалтерской отчетности», утвержденных Приказом Минфина РФ от 30.12.96 г. № 112 (в редакции Приказа Минфина РФ от 12.05.99 № 36н), Приказа Минфина РФ от 12 мая 1999 г. «О внесении изменений и дополнений в методические рекомендации по составлению и представлению сводной бухгалтерской отчетности, утвержденные Приказом Минфина РФ от 30 декабря 1996 г. № 112».

*Управляющий директор*
*Департамента аудиторских услуг*
*Н. В. Харламова*







JSC «GUM TRADING HOUSE»

# 1999

## Annual Report

Moscow — 2000

## MEMBERS OF THE MANAGING BOARD OF JSC «GUM TRADING HOUSE»

| Full name | Position |
|---|---|
| 1. Vechkanov V.L. | President, JSC «GUM Trading House»<br>Chairman of the Managing Board, JSC «GUM Trading House» |
| 2. Yesin V.P. | Vice-president, JSC «GUM Trading House» |
| 3. Kapuskin A.D. | Director, Storage and Warehouse Facility «GUM-Karacharovo» |
| 4. Kirpicheva L.M. | Vice-president, JSC «GUM Trading House» |
| 5. Li N.I. | Head of the Personnel Management Department, JSC «GUM Trading House» |
| 6. Novitskiy A.I. | Director General, CJSC «GUM-Budapest» |
| 7. Stepanov A.T. | Vice-president, JSC «GUM Trading House» |
| 8. Stepanova V.N. | Chief Accountant, JSC «GUM Trading House» |
| 9. Strogov Y.N. | Commercial Director, JSC «GUM Trading House» |

## STRUCTURE OF JSC «GUM TRADING HOUSE»


JSC «GUM TRADING HOUSE»
Moscow Subsidiaries-Department Stores
Structural Subdivisions, shops and «GUM-Karacharovo» Storage and Warehouse Facility
CJSC «GUM-Trust»
«Verenitsa», LLC
Regional Subsidiaries-Department Stores
«GUM-Internet», LLC
«GUM-Service», LLP
CJSC«GUM-Controlling»
«Ost-Vest-Moda-Center», LLC
holding 100 % of the authorized capital.
holding 51% and more of the authorized capital



SANDRA PABST
BALTMAN – КЛАССИКА
АНГЛИЙСКОЙ ЭЛЕГАНТНОСТИ ДЛЯ МУЖЧИН
ЧАСЫ

## PRINCIPAL RESULTS OF THE JSC «GUM TRADING HOUSE» ACTIVITIES IN 1999

In 1999 the turnover of JSC «GUM Trading House» increased by Rb 576.8 mln compared to the previous year, and totaled Rb 2,173 mln (136.1%), including Rb 1,604.4 mln representing the turnover of the Central Facility and structural subdivisions (in comparison with 1998, it grew by Rb 415.8 or 135%), and Rb 527.6 mln of subsidiaries (their increment was Rb 154.1 mln (141.2%) compared to 1998)

Many subsidiaries account for the substantial growth of the turnover. For example, «GUM-Budapest» achieved it due to the boutique trading promotion (the turnover increased by 66.9%), «GUM-Podarki» worked at the attraction of new suppliers (42.6% increase), «GUM-Yadran» managed to increase the turnover due to more efficient use of trading areas and processing of available range of products (40.5%).

The structure of the turnover is under permanent process of optimization owing to the enlargement and saturation of the assortment, opening of new boutiques, involvement of entresol floors in the Central Facility for trading in radio goods and household merchandise, expansion of areas occupied by sports goods both in the main building and in subsidiaries, use of new product groups, etc.

Last year the highest sales within JSC «GUM Trading House» were generated by the following product groups: «Clothes and Lingerie» (the share of such goods in the total volume of sales came to 31%), «Knitted wear» – 12.9%, «Perfumery» – 11.7%, «Footwear» – 9.6%, «Haberdashery» – 6.5%, «Foodstuffs» – 6.5%.

### ANNUAL TURNOVER FOR JSC «GUM TRADING HOUSE»


2500
2000
1500
1000
500
0
million rubles
1994
1995
1996
1997
1998
1999

### MAJOR MERCHANDISE GROUP SALES FOR JSC «GUM TRADING HOUSE» IN 1999


Other 16,2%
Toys 1,9%
Foodstuffs 6,5%
Furs, hats 3,7%
Haberdashery 6,5%
Perfumery 11,7%
Clothes and Lingerie 31,0%
Footwear 9,6%
Knitted wear 12,9%

Compared to the previous year the volume of sales of **sports goods** raised by 28.9% (due to the opening of the new «Adidas» boutique in the Central Facility, attraction of new sport brands, as well as centralization of purchase in this group for JSC «GUM Trading House»). Sales of **household merchandise** grew 2.4 times (owing to the opening of a new big boutique in the main GUM building and expansion of the range of these products in such subsidiaries as «GUM-Budapest», «GUM-Simferopol», «GUM-Krasana»). Sales of **knitted wear** went up by 88.5% (this was promoted by the operation of knitted wear sections of the Smaller GUM facilities offering different price levels and the opening of the «Notrop» specialized boutique in CJSC «GUM-Budapest»).

In connection with the liquidation of low-efficient boutiques and transition of a number of subdivisions to leasing conditions, the sales volumes of household radio electronic appliances and drapery fell.

Shares of the other products in the overall sales volume remained practically at the same level, taking into account seasonal demand fluctuations.

In 1999, the inventory of JSC «GUM Trading House» went down by 10.6%, compared to 1998. This was caused by their involvement in the turnover. As of 01.01.2000, it amounted to Rb 708.2 mln. The turnover duration was 169 days for the company as a whole. The turnover rates of different products were considerably impacted by the fluctuating seasonal demand, saturation of the market, and drop of the purchasing capacity of customers after the crisis.

**Financial results** of JSC «GUM Trading House» are characterized by the following indicators in 1999 (in Rb, mln):

| Index | Amount |
|---|---|
| Turnover | 2,173 |
| Gross revenue | 767.5 |
| Trading costs | 298.7 |
| Trading revenues | 468.8 |
| Balance of other revenues and costs | 46.8 |
| Balance sheet profit | 515.6 |
| Profit to be distributed | 358.1 |

In 1999 the balance sheet profit increased by 168% (Rb 323.4 mln), in comparison with the previous year, and totaled Rb 515.6 mln.

Principal sources of earnings were as follows: gross revenues from sales of goods which increased by 21.5% (Rb 71 mln) in comparison with the previous year (taking into account the growth of gross revenues from 29.1% in 1998 to 35.3% in 1999) and leasing revenues which raised 1.7 times (Rb 232 mln). The revenues from the letting areas on lease came to 48% of the gross revenue in 1999 against 29% in 1998.

Thus, the overall amount of principal income sources increased by Rb 302.9 mln, i.e. by 65.1% compared to the previous year.

Trading costs were Rb 298.7 mln in the year under review. In comparison with 1998 they grew by Rb 81.1 mln (37%) whereas their share in the turnover decreased from 14% to 13.7%.

The growth of costs was connected, primarily, with the augmentation of expenses for the building maintenance by 13% (Rb2.9 mln) (electrical power, heating, water supply). In addition, the leasing costs increased by Rb 3.1 mln (13%). In connection with significant repair and construction, this item also increased by 293% (Rb 20.7 mln). Publicity costs boosted by 19% (Rb 1.1 mln). Due to the new conditions of payment of salaries, these costs augmented by 17% (Rb 10.4 mln) and prompted the increase of allocations connected with the rate of salaries increased by 14% (Rb 33,6 mln) respectively. The amount of the road maintenance tax increased by 55% (Rb 6.8 mln) due to the increase of the taxable base. The land rent increased by Rb 2.9 mln (93%) because of the introduction of the increasing inflation ratio equal to 1.3 starting from September 1999. Auditors' remuneration increased by 251% (Rb 5.4 mln) because of the rouble against dollar exchange rate growth.

Some cost items decreased. For example, collection costs reduced by 20% (Rb 0.74 mln), transportation costs – by 19% (Rb 0.3 mln), expertise expenses – by 10% (Rb 0.04 mln). However, the reduction of several cost items was insignificant, and therefore it could not cover the increase of costs.

In general, the trading revenues, i.e. revenues less trading costs, increased by 89.5% (Rb 221.5 mln) compared to the previous year.

The profit earned in 1998 was spent accordingly to the resolution of the General meeting of shareholders for the following items in 1999:

- Consumption Fund – Rb 9 mln
- Accumulation Fund – Rb 61,2 mln
- Capital Investment Fund – Rb 39,2 mln
- Welfare Fund – Rb 1,8 mln
- Charity Fund – Rb 1,1 mln
- Cover for Losses – Rb 10,6 mln
- Advance Utilization of the Profit – Rb 0,3 mln

Totally: Rb 123,2 mln

**AREAS OF EXPENDITURES COVERED OUT THE 1998 PROFIT**


Consumption Fund 14%
Other 1%
Charity Fund 4%
Welfare Fund 4%
Accumulation Fund 42%
Capital Investment Fund 35%

The total value of assets of the company increased by Rb 300 mln and came to Rb 1,260 mln in 1999.

**ASSETS OF JSC «GUM TRADING HOUSE» RB, MLN**


1260
960
1000
500
0
1998
1999

## THE CURRENT LIQUIDITY RATIO OF JSC «GUM TRADING HOUSE»


3
2,5
2
1,5
1
0,5
0
2,6
1998
1999

As of 01.01.2000, the current liquidity ratio was 2.6, with the statutory norm being equal to 2.0. The increase in liquidity ratio was caused by 67,5% growth of capital turnover.

In 1999, JSC «GUM Trading House» continued to successfully work with the Bank of Savings of the Russian Federation and Vneshtorgbank. Currently, the currency and rouble operations are conducted to day. To improve banking operations, the company is working with the Bank of Savings at the installation of the Bank-Client automated system. The Bank-Client system with Promstroibank is already in place.

## TRADING ACTIVITIES OF JSC «GUM TRADING HOUSE»

Trading Areas of JSC «GUM Trading House» as of January 1,2000 (sq. metres)

| | Overall area | Trading area |
|---|---|---|
| Central Facility,<br>Including Smaller building | 76,298<br>5,954 | 22,018<br>1,845 |
| TSK «GUM-Karacharovo». | 35,020 | 72 |
| Moscow department stores | 52,539 | 15,482 |
| Regional department stores | 4,191 | 2,457 |
| **Total** | **168,048** | **40,029** |

1999 followed the crisis year and one of the key tasks of this stage was to stick to the developed schemes of work with some foreign companies and to change forms of interrelations of others, retaining the existing foreign boutiques in GUM..

Within the framework of this task, GUM modified forms of contract relations with a number of companies such as Salamander, Pierre Carden, Bata, Nike, Lyvais, Christian Dior, Yves Rocher and others.

Despite the complicated situation, several companies holding boutiques in the company not only remained in GUM, but also strengthened their links with it. New boutiques were opened by Naf-Naf, Swatch, Walford, Escada Sport, Tom Tailor, Camel and others.

After careful analysis conducted together with our partner, it was decided to combine two existing «Benetton» and «Benetton 012» boutiques in one. The realization of this project and the opening of one boutique allowed us to increase the turnover by 40-60% for these brands.

In the first half of 1999 a lot of efforts were applied to create the «Tovary dlia doma» (Household goods) store. We held talks with 15 foreign companies most of which have their representation offices or distributors in Russia. As a result of this work, we created our own trading «Tovary dlia doma» section in the Central Facility.

In 1999 we continued to work with subsidiaries. We selected and opened the «Berghause» boutique in «GUM on Kutuzovski» (under leasing conditions). Subsidiaries continued to work in «Benetton» and «Lego» sections.

Commercial service actively hold searching and selection of new perspective partners. The following companies became new partners of GUM: Pramo (company engaged in production of ladies' garments), Lauma (company engaged in production of ladies' underwear), SELA (family garment), JSC Juckline (ladies' knitted wear), BUVER (sports and relaxation clothes)

**PRODUCT PROFILES OF GUM STORES AND THEIR SHARE IN THE CONSOLIDATED TURNOVER OF JSC «GUM TRADING HOUSE»**

| Description | Product Profile | Percent in turnover of the JSC |
|---|---|---|
| GUM on the Red Square | All kinds of products | 70,9 |
| GUM-Sport | Specialized sportswear and accessories store. Foodstuffs department | 1,2 |
| GUM on Leninsky | Department store with a narrow product group, foodstuffs | 0,5 |
| GUM on the Garden-Ring | High tech specialized store | 0,3 |
| GUM-Tverskaya | Department store trading in carpets, rags, sportswear, footwear | 0,4 |
| GUM- Vlasta | Department store – fashion boutique – footwear, ladies' garments, perfumery | 0,3 |
| GUM on Kutuzovski | Store – boutique of ready-made garments, furniture | 0,2 |
| GUM-Podarki | Department store with various product groups | 4,2 |
| GUM -Simferopol | Department store with various product groups | 1,0 |
| GUM- Krasana | Department store with various product groups | 1,0 |
| GUM -Prague | Department store with various product groups | 6,1 |
| GUM- Budapest | Department store with various product groups | 9,6 |
| GUM -Ganga | Department store with various product groups | 1,0 |
| GUM -Yadran | Department store with various product groups | 1,3 |
| GUM -Universam | Multi-Profile Store with a wide range of merchandise | 0,1 |
| TSK GUM-Karacharovo | Inventory storage | |
| GUM Service | Retail store – flowers, packing, toys, household commodities | 0,7 |
| Regional Stores | More extensive product profile department stores, foodstuffs | 1,2 |


WELLA

«GUM-Karacharovo». The access road was constructed in «GUM on Leninsky»,which allowed to increase the flow of the customers.

The expenditures for thorough repairs and reconstruction in subsidiaries equaled about Rb 7.000 mln. «GUM-Yadran» has repaired its roof and trading rooms, installed air conditioning and fire signaling systems. In «GUM-Podarki» the air conditioning system has been put into operation and trading premises and engineering communications of the 1. floor have been repared. The current repair was conducted in «GUM-Krasana», «GUM-Ganga», «GUM-Budapest».

In 1999 «GUM-Prague» carried out the reconstruction of premises with the area of 3,176 sq.m. under the «Verenitsa» program. It installed new trading and technological equipment. The trading hall and auxiliary premises are equipped with modern engineering equipment, communication, video surveillance and sound amplification systems. The expenditures for the repairs totaled Rb 26.5 mln.

## ADVERTISING POLICY OF JSC «GUM TRADING HOUSE»

GUM is a department store known to each Russian. Centenary history of the trading house on the Red Square won its popularity in Russia and abroad.

Today, GUM is not only a wonderful architectural memorial but also a wide network of stores all around Moscow and in several regions. Any purchase made in GUM guarantees quality.

Over 1999, in order to boost sales, GUM departments and companies developed different publicity actions, including Days of French and German Companies in GUM, a number of publicity actions were launched by Estñe Lauder, Clinique and other parfume companies. The introduction of these product groups allowed us to increase the flow of customers, speed up the turnover and enhance the efficiency of the store work.

In general, in 1999 USD105,000 was spent for the organization of publicity actions by the Central Facility of JSC «GUM Trading House» and subsidiaries in mass media. Among them:

- «The Present is the Best Occasion to Express Your Tender Feelings» publicity campaign (production and placement of the radio reel with Radio Retro);
- «Let's Meet in GUM near the Fountain» publicity campaign (placement of video reels with the TV-Center channel, ra dio reels with RDV, electronic billboard on the Theater Square);
- placement of advertising announcements in the press;
- publicity campaigns on TV channels such as STS, TV-6, cable television

During the year the following non-commercial advertising shows were organized in the Central «GUM Trading House» Facility»:

- publicity live show «Maslenitsa in GUM»;
- advertising campaign for the Women's Day – 8 March;
- charity concerts in the Demonstration hall, etc.

GUM Trading House is a publicity tool for goods and companies. In 1999 it gained USD 82,772 for the organization and holding of commercial ad events, such as: commercial advertising broadcast by GUM,ad space leasing, ad actions by «Geo» magazine, by «Vishy» company , etc.

## STAFF POLICY OF JSC «GUM TRADING HOUSE»

Complicated economic situation after the crisis required serious correction of the staff policy of the company.

Crisis turned to be a serious exam for the staff of the company testing professionalism, skills to work under new conditions of sharpened competition in the market of consumer goods. Top priority was given by us to issues of the qualified staff employment and introduction of motivated methods of remuneration. We had to substantially cut the staff of all categories.

In 1999 the number of the personnel of JSC «GUM Trading House» reduced by 1,280 people (26.1%) compared to the previous year and was 3,620. The staff was reduced both in the Central Facility, Smaller Building and stores- structural subdivisions (1,084 people, i.e. 31%) and in the subsidiaries (196 people, i.e. 13.9%).

The reduction of the staff became possible due to the essential structural transformations, combination of sections, liquidation of inefficient subdivisions, reduction of vacant posts, introduction of new condition of labor remuneration.

We activated the work aimed at the improvement of qualification of the staff in the top priority directions of the commercial activity.

The permanent workshop for managers of sections, storage facilities and commodity research experts organized by the GUM Training Center discussed issues of


3 ЭТАЖ
SALAMANDER
SALAMANDER

economic contracting practice, accounting and safety of material values, clothes and footwear world fashion directions.

18 specialists from GUM were trained in other training entities.

During the period under review the intensive effort was made to enhance the efficiency of the commercial activity through improvement of the management structure of the company by implementation of Information System on the basis of JD Edwards programme product.

In order to achieve strategic goals of the company and stabilize its financial position, we counted on our personnel, developed and introduced motivated methods of remuneration for all categories of the staff and now the rate of the salary depends on the final results of the work, which allowed to make a significant reduction of the number of personnel providing the additional funds for the remuneration and it increased by 58.3%. Meanwhile the monthly average turnover through one employee has increased by 64,9% compared to the previous year.

## SHAREHOLDERS' EQUITY OF JSC «GUM TRADING HOUSE»

The authorized capital of JSC «GUM Trading House» is equal to Rb 60,000,000.00 (Sixty million) and divided into 60,000,000 (Sixty million) registered ordinary shares with the nominal value of Rb 1 (One) each.

The number of declared shares for the additional placement comes to 12,000,000 (Twelve million) shares with the nominal value of Rb 1 (One) each for the total amount of Rb 12,000,000 (Twelve million).

As of March 1, 2000 the register of shareholders of JSC «GUM Trading House» included **10 514** shareholders: **110** legal entities and **10 404** individuals (including **687** people from the staff of JSC «GUM Trading House»), with **19** legal entities and **42** individuals being foreign.

## MAJOR SHAREHOLDERS OF JSC «GUM TRADING HOUSE» HOLDING MORE THAN 2% OF SHARES

| Shareholder | Share in the Authorized Capital (%) |
|---|---|
| ING Depositary (Nominal Holder) | 32.17 |
| Diversified Investment Company | 10.14 |
| CJSC «Depository-Clearing Company»(Nominal Holder) | 7.84 |
| CB «Chase Manhattan Bank International» | 6.34 |
| CJSC «Associated Depository Company» | 5.69 |
| CJSC Investment Company «Delovye Uslugi» | 3.68 |
| CJSC «GUM-Trust» | 2.20 |
| «CITIBANK T/O»(Nominal Holder) | 2.12 |

Over the period of its existence, JSC «GUM Trading House» has had **five issues of securities:** on 02.09.92, 22.06.93, 06.07.95, 15.08.97. All issues, except the fifth one, have been fully placed.

Currently the registered ordinary shares in JSC «GUM Trading House» are regularly quoted and traded in the leading stock systems of Russia. They are the Russian Trading System and the Moscow Inter-bank Currency Exchange. Please find below the RTS index and the dynamics of prices for shares in JSC «GUM Trading House» for 1999.

JSC «GUM Trading House» together with the Bank of New-York (USA) ensured the placement of its American Depositary Receipts Level 1 (ADR Level 1) starting from 1996. ADR can be converted to shares based on the following rule: two ordinary shares in JSC «GUM Trading House» are equal to 1 ADR. Owing to the permanent interest towards securities of our company, GUM shares are regularly converted to ADRs and vice versa, depending on the objectives of investors. The Depository Receipts of Level 1 issued by JSC «GUM Trading House» are actively traded in the Berlin and Frankfurt and Studgardt Stock Exchanges, as well as in the OTC market of the USA.


3,5
3
2,5
2
1,5
1
0,5
0
RTS index
GUM
05.01.1999
12.02.1999
24.03.1999
30.05.1999
11.06.1999
23.07.1999
31.09.1999
07.10.1999
16.11.1999
24.12.1999

# PROPOSED DISTRIBUTION OF PROFITS EARNED IN 1999 AND MAIN DIRECTION OF DEVELOPMENT OF JSC «GUM TRADING HOUSE» FOR 2000

## PROPOSED DISTRIBUTION OF PROFITS EARNED IN 1999

It is proposed to approve the following allocation of profit earned in 1999: consumption fund – Rb 12.02 mln, accumulation fund - Rb 93.63 mln, capital investment fund - Rb 184.55 mln, welfare fund – Rb 3.29 mln, charity fund – Rb 3.54 mln, for payment of dividends – Rb 60.0 mln, cover for losses – Rb 0.31 mln, advance utilization of profit – Rb 0.72 mln.Totally: Rb 358,06 mln.


Consumption Fund 3,36%
Advance Utilization of the Profit 0,20%
Cover for Losses 0,09%
Dividends 16,76%
Accumulation Fund 26,15%
Charity Fund 0,99%
Welfare Fund 0,92%
Capital Investment Fund 51,54%

## DIVIDENDS

Taking into account the results achieved, the Board of Directors of JSC «GUM Trading House» hereby recommends to pay to shareholders the remuneration in the form of dividends amounted to one rouble per one ordinary registered share what is equal to 100% of its nominal value.

## MAIN DIRECTIONS OF DEVELOPMENT OF JSC «GUM TRADING HOUSE» FOR 2000

The main directions of JSC «GUM Trading House» in 2000 shall be as follows:

1. To strengthen competitive positions of the company in the consumer market of Moscow; to create the necessary prerequisites for its further growth and modernization.

2. To further improve the financial position of the company.

3. To mobilize financial and material resources for the growth of JSC «GUM Trading House» capitalization.

4. To improve the management structure of the company in order to better the commercial activity.

5. To introduce modern corporate information system based on the JDEdwards software which will automate all directions of the company's activity in compliance with the world standards.

6. To further develop motivation methods of labor stimulation and remuneration of the staff working in JSC «GUM Trading House».

7. To further improve the foodstuffs trading at the expense of the enlargement of the »Verenitsa» foodstuffs stores; to widely use centralized purchases of nonfoods.
8. To develop the policy of goods promotion for each business-unit; to organize the systematic work aimed at the stimulation of the demand and the growth of sales.

9. To involve in the turnover the most profitable and new for JSC «GUM Trading House» product groups also at the expense of the enlargement of trading areas in entresols and on the 2. floor of GUM Facility on the Red Square.

10. To continue work at the reconstruction of GUM Facility on the Red Square, to improve design and to create comfortable conditions in all boutiques of the department store.

11. To reconstruct «GUM-Budapest», «GUM-Podarki», «GUM-Yadran».



# FINANCIAL STATEMENTS

## BALANCE SHEET OF THE COMPANY

AS OF JANUARY 1, 2000

| ASSETS | Line code | B.O.Y. | E.O.Y. |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **I. NON-CURRENT ASSETS** | | | |
| Intangible assets (04,05), including: | 110 | 553 | 971 |
| organizational costs | 111 | | |
| patents, licenses, trade marks and similar | | | |
| copyright /proprietary assets | 112 | 553 | 971 |
| Fixed assets (01,02,03), including: | 120 | 162 660 | 180 540 |
| land sites and natural resources | 121 | | |
| buildings, machinery, equipment and other fixed assets | 122 | 162 660 | 180 540 |
| Construction in progress (07,08,61) | 130 | 4 111 | 8 370 |
| Long-term financial investments (06,82), including: | 140 | 71 984 | 156 142 |
| investments into subsidiaries | 141 | 112 | 92 |
| investments into dependent companies | 142 | | |
| investments in other entities | 143 | 684 | 2 846 |
| loans provided to other entities with | | | |
| over 12-months' maturity | 144 | 512 | 65 |
| other long-term financial investments | 145 | 70 676 | 153 139 |
| Other non-current assets | 150 | | |
| Total Section I | 190 | 239 308 | 346 023 |
| **II. CURRENT ASSETS** | | | |
| Inventory, including: | 210 | 405 357 | 522 532 |
| feedstock, materials and similar assets(10,15,16) | 211 | 4 102 | 7 069 |
| livestock in breeding (11) | 212 | | |
| low value items and consumables (12,13,16) | 213 | 9 922 | 14 485 |
| costs in production in progress | 214 | 739 | 1 508 |
| (trading costs) (20,21,23,29,30,36,44) | | | |
| finished products and goods for resale (40,41) | 215 | 387 614 | 496 831 |
| shipped goods (45) | 216 | | 24 |

| ASSETS | Line code | B.O.Y. | E.O.Y. |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| deferred costs (31). | 217 | 2 980 | 2 615 |
| other inventory and costs | 218 | | |
| VAT on acquired assets (19) | 220 | 1 098 | 1 920 |
| Accounts receivable (due over 12 months), including: | 230 | 7 194 | 2 622 |
| from customers and clients (62,76,82) | 231 | 2 299 | 122 |
| notes receivable (62) | 232 | | |
| liabilities of subsidiaries and dependent companies (78) | 233 | | |
| advances paid (61) | 234 | 118 | 405 |
| other debtors | 235 | 4 777 | 2 095 |
| Accounts receivable (due less than in 12 months), including: | 240 | 121 965 | 54 183 |
| from customers and clients (62,76,82) | 241 | 95 434 | 7 167 |
| notes receivable (62) | 242 | | |
| liabilities of subsidiaries and dependent companies (78) | 243 | | |
| debts of participants (founders) on their contributions into the authorized capital(75) | 244 | | 84 |
| advances paid (61) | 245 | 4 251 | 21 914 |
| other debtors | 246 | 22 280 | 25 018 |
| Short-term financial investments (56,58,82), including: | 250 | 99 739 | 36 827 |
| investments into dependent companies | 251 | | |
| buyout shares | 252 | 5 200 | |
| other short-term financial investments | 253 | 94 539 | 36 827 |
| Cash, including: | 260 | 71 078 | 292 432 |
| till cash (50) | 261 | 1 781 | 1 793 |
| current accounts (51) | 262 | 39 885 | 69 233 |
| foreign exchange accounts (52) | 263 | 22 954 | 211 466 |
| other monetary funds (55,56,57) | 264 | 6 458 | 9 940 |
| Other current assets | 270 | | |
| Total Section II | 290 | 706 431 | 910 516 |
| **III. LOSSES** | | | |
| Previous years' unpaid losses (88) | 310 | 14 535 | 2 322 |
| Loss incurred during the year under review: | 320 | | 1 035 |
| Including minority share | 321 | | 35 |
| Total Section III | 390 | 14 535 | 3 357 |
| BALANCE (total of lines 190, 290, 390) | 399 | 960 274 | 1 259 896 |

| LIABILITIES | Line code | B.O.Y. | E.O.Y. |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **IV. EQUITY AND RESERVES** | | | |
| Authorized capital (85) | 410 | 60 000 | 60 000 |
| Additional capital (87) | 420 | 107 981 | 128 724 |
| Reserve capital (86) | 430 | 9 302 | 8 864 |
| Including: | | | |
| reserve funds formed in compliance with | | | |
| the legislation | 431 | 9 302 | 8 864 |
| reserves formed in accordance with | | | |
| the constituent documents | 432 | | |
| Accumulation Funds (88) | 440 | 194 309 | 264 267 |
| Welfare Fund (88) | 450 | 4 744 | 4 740 |
| Targeted funding and receipts (96) | 460 | 622 | 9 |
| Retained earnings of previous years (88) | 470 | 130 350 | 2 |
| Retained earnings of the year under review: | 480 | | 358 062 |
| including minority interest | 481 | | 467 |
| Total Section IV | 490 | 507 308 | 824 668 |
| Minority interest in the authorized capital | 491 | 383 | 466 |
| **V. LONG-TERM LIABILITIES** | | | |
| Loans (92,95) | 510 | | 1 466 |
| Including: | | | |
| Bank loans maturing | | | |
| 12 months from the reporting date or later | 511 | | |
| other loans due | | | |
| within 12 months from the reporting date | 512 | | 1 466 |
| Other long-term liabilities | 520 | | |
| Total Section V | 590 | | 1 466 |

| LIABILITIES | Line code | B.O.Y. | E.O.Y. |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **VI. SHORT-TERM LIABILITIES** | | | |
| Loans (90,94) | 610 | 47 701 | 4 753 |
| Including: | | | |
| Bank loans maturing | | | |
| 12 months from the reporting date or later | 611 | 47 696 | 4 395 |
| other loans due within | | | |
| 12 months from the reporting date | 612 | 5 | 358 |
| Accounts payable | 620 | 321 092 | 342 217 |
| Including: | | | |
| vendors and contractors (60,76) | 621 | 280 321 | 317 751 |
| notes payable (60) | 622 | 500 | |
| debts owed to subsidiaries and dependent | | | |
| companies (78) | 623 | | |
| on wages (70) | 624 | 2 912 | 4 599 |
| on social security and welfare (69) | 625 | 828 | 2 251 |
| debts owed to the budget (68) | 626 | 27 263 | 8 359 |
| advances received (64) | 627 | 4 055 | 319 |
| to other creditors | 628 | 5 213 | 8 938 |
| Dividends calculations(75) | 630 | 1 434 | 901 |
| Future income (83) | 640 | 3 145 | 4 550 |
| Consumption funds (88) | 650 | 79 193 | 80 872 |
| Reserves for forthcoming expenditures and payments (89 | 660 | 18 | 3 |
| Other short-term liabilities | 670 | | |
| Total Section VI | 690 | 452 583 | 433 296 |
| BALANCE(total of lines 490+491+590+690) | 699 | 960 274 | 1 259 896 |
| Arrears to the Federal Budget | 700 | 12 568 | 4 144 |

## FINANCIAL STATEMENT

AS PER OKUD # 2

| Name of category | Line code | For the period under review | For the similar period of the previous |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Proceeds (net) from merchandise and product sales and services | | | |
| (less VAT, excise duties and similar changes) | 10 | 1 956 919 | 1 469 690 |
| Cost of sold merchandise, products and services | 20 | 1 189 431 | 1 005 171 |
| Commercial expenses | 30 | 298 573 | 217 062 |
| Management expenses | 40 | 102 | 154 |
| Profit (loss) from sales (lines 010-020-030-040) | 50 | 468 813 | 247 303 |
| Interest payable | 60 | 1 611 | 1 532 |
| Interest receivable | 70 | | |
| Income from equity in other companies | 80 | 43 484 | 50 |
| Other operating income | 90 | 141 951 | 268 035 |
| Other operating costs | 100 | 175 916 | 378 363 |
| Operating profit (loss) (lines 050+060-070+080+090-100) | 110 | 479 943 | 138 557 |
| Other non-sales income | 120 | 52 249 | 65 607 |
| Other non-sales expenses | 130 | 16 623 | 11 997 |
| Profit (loss) for the period under review (lines 110+120-130) | 140 | 515 569 | 192 167 |
| Minority interest | 145 | 1 069 | 371 |
| Income tax | 150 | 150 732 | 74 627 |
| Diverted funds | 160 | 7 896 | 4 899 |
| Retained earnings (loss) for the period under review (lines 140+145-150-160 | 170 | 356 941 | 112 641 |
| Minority interest | 175 | 432 | 33 |

## CAPITAL FLOW REPORT

AS PER OKUD # 3

| Name of category | Line code | Balance at the beginning of the year | Received in the year under review | Spent in the year under review | Balance at the end of the year |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| **I. EQUITY CAPITAL** | | | | | |
| Authorized capital | 10 | 60 000 | | | 60 000 |
| Additional capital | 20 | 107 981 | 22 050 | 1 307 | 128 724 |
| Including appreciation of assets after the re- appraisal | 21 | | | | |
| Reserve fund | 30 | 9 302 | | 438 | 8 864 |
| | 40 | | 358 062 | | 358 062 |
| Retained earnings of previous years | 50 | 130 350 | | 130 348 | 2 |
| Accumulation fund – total | 60 | 194 309 | 118 970 | 49 012 | 264 267 |
| Including the accumulation fund | 61 | 138 202 | 77 229 | 25 019 | 190 412 |
| Including the capital investment fund | 62 | 55 329 | 39 267 | 20 773 | 73 823 |
| Including other funds | 63 | 778 | 2 474 | 3 220 | 32 |
| Welfare fund | 70 | 4 744 | 2 170 | 2 174 | 4 740 |
| | 80 | | | | |
| Targeted funding and budget appropriations | 90 | 622 | 74 | 687 | 9 |
| Targeted funding and receipts from sectoral and inter-sectoral extra-budgetary funds | 100 | | | | |
| | 102 | | | | |
| Total Section I | 130 | 507 308 | 501 326 | 183 966 | 824 668 |
| **II. OTHER FUNDS AND RESERVES** | | | | | |
| Consumption funds – total | 140 | 79 193 | 10 274 | 8 595 | 80 872 |
| | 141 | 79 193 | 10 274 | 8 595 | 80 872 |
| | 142 | | | | |
| Reserves for future expenses and payments | 150 | 18 | 94 | 109 | 3 |
| | 151 | 18 | 94 | 109 | 3 |

| Name of category | Line code | Balance at the beginning of the year | Received in the year under review | Spent in the year under review | Balance at the end of the year |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Estimated reserves – total | 160 | 1 934 | | 1 934 | |
| | 161 | 1 934 | | 1 934 | |
| | 170 | | | | |
| Total Section II | 180 | 81 145 | 10 368 | 10 638 | 80 875 |

**NOTES**

| Name of category | Line code | From the budget | From sectoral and inter-sectoral funds |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| 1) Net assets | 185 | 621 475 | 910 023 |
| | | From the budget | From sectoral and inter-sectoral funds |
| | | 3 | 4 |
| 2) Received for: | | | |
| capital investments financing | 191 | | |
| scientific research financing | 192 | | |
| recovery of losses | 193 | | |
| social development | 194 | | |
| miscellaneous | 195 | | |

## CASH FLOW REPORT

### AS PER OKUD # 4

| Name of category | Line code | Amount | Including | | |
|---|---|---|---|---|---|
| | | | current activity | investment activity | financial activity |
| 1 | 2 | 3 | 4 | 5 | 6 |
| 1. Cash at the beginning of the year | 10 | 64 976 | 13 | | |
| 2. Cash received – total | 20 | 4 053 667 | 3 999 774 | 142 | 53 751 |
| including: | | | | | |
| proceeds from sale of merchandise, products and services | 30 | 2 514 167 | 2 514 167 | | |
| proceeds from sales of fixed and other assets | 40 | 713 | 543 | 142 | 28 |
| advance payments received from customers (clients) | 50 | 293 | 293 | | |
| budgetary allocations and other targeted funding | 60 | 23 235 | 318 | | 22 917 |
| free of charge | 70 | | | | |
| credits, loans | 80 | 310 526 | 309 213 | | 1 313 |
| dividends, interest on financial deposit | 90 | 3 253 | | | 3 253 |
| other proceeds | 110 | 1 201 480 | 1 175 240 | | 26 240 |
| including: | 111 | | | | |
| | 112 | | | | |
| | 113 | | | | |
| 3. Cash allocated – total | 120 | 3 835 347 | 3 660 572 | 6 862 | 71 492 |
| including: | | | | | |
| for payment for purchased goods and services | 130 | 1 778 176 | 1 778 176 | | |
| for payment of wages | 140 | 68 430 | | | |
| for welfare payments | 150 | 27 991 | | | |
| for expense accounts | 160 | 14 940 | 14 940 | | |
| for advances | 170 | 10 555 | 10 555 | | |

| Name of category | Line code | Amount | Including | | |
|---|---|---|---|---|---|
| | | | current activity | investment activity | financial activity |
| 1 | 2 | 3 | 4 | 5 | 6 |
| for payments for equity participation in construction | 180 | | | | |
| for payment for machinery, equipment and means of transportation | 190 | 6 337 | | 6 337 | |
| for financial investments | 200 | 72 690 | 2 671 | 225 | 69 794 |
| for dividend and | | | | | |
| interest payments | 210 | 1 546 | | | 1 546 |
| for settlement with the budget | 220 | 355 621 | 355 619 | | 2 |
| for payment of interest on loans and credits received | 230 | 24 526 | 24 076 | 300 | 150 |
| for other payments, transfers, etc. including: | 250 | 1 474 535 | 1 474 535 | | |
| 4. Cash balance at the end of the period under review | 260 | 283 296 | | | |
| FOR REFERENCE: | | | | | |
| Received as cash settlements under line 030 | | | | | |
| (except data in line 100) – total | 270 | 618 322 | | | |
| including settlements with: | | | | | |
| legal entities | 280 | 24 795 | | | |
| individuals | 290 | 593 527 | | | |
| including | | | | | |
| using cash registers | 291 | 593 527 | | | |
| using strict reporting forms | 292 | | | | |
| Cash available: | | | | | |
| received from the bank into the company's cash till | 295 | 32 616 | | | |
| turned in to the bank from company's cash till | 296 | 562 607 | | | |

## ATTACHMENT TO THE BALANCE SHEET

### AS PER OKUD # 5

### 1. BORROWED FUNDS MOVEMENT

| Name of category | Line Code | Balance at the beginning of the year | Received | Spent | Balance as of the end of the year |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Long-term bank loans | 110 | | | | |
| including overdue | 111 | | | | |
| Other long-term loans | 120 | | 1 010 | 586 | 1 466 |
| including overdue | 121 | | | | |
| Short-term bank loans | 130 | 47 696 | 317 041 | 360 401 | 4 336 |
| including overdue | 131 | 124 | | | 124 |
| Bank loans for employees | 140 | | 59 | | 59 |
| including overdue | 141 | | | | |
| Other short-term loans | 150 | 5 | 453 | 100 | 358 |
| including overdue | 151 | | | | |

## 2. RECEIVABLES AND PAYABLES

| Name of category | Line code | Balance at the beginning of the year | Liabilities incurred | Liabilities repaid | Balance at the end of the year |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Accounts receivable short-term | 210 | 121 965 | 3 923 382 | 3 991 164 | 54 183 |
| including overdue | 211 | 4 724 | 7 734 | 12 448 | 10 |
| including for a period of over 3 months | 212 | 4 723 | 7 706 | 12 426 | 3 |
| long-term | 220 | 7 194 | 2 266 | 6 838 | 2 622 |
| including overdue | 221 | 3 000 | 1 422 | 4 158 | 264 |
| including for a period of over 3 months | 222 | 1 826 | 455 | 2 017 | 264 |
| from line 240 receivables with payments expected more than 12 months from the reporting date | 223 | 7 194 | 2 266 | 6 838 | 2 622 |
| Accounts payable | | | | | |
| short-term | 230 | 316 599 | 4 484 019 | 4 463 741 | 336 877 |
| including overdue | 231 | 62 909 | 97 517 | 76 398 | 84 030 |
| including for a period of over 3 months | 232 | 62 584 | 95 309 | 73 968 | 83 925 |
| long-term | 240 | 4 493 | 991 | 144 | 5 340 |
| including overdue | 241 | 74 | 82 | 22 | 134 |
| including for a period of over 3 months | 242 | 74 | 82 | 22 | 134 |
| from line 240 receivables with payments expected more than 12 months from the reporting date | 243 | | | | |
| Collateral: | | | | | |
| received | 250 | | | | |
| including from third persons | 251 | | | | |
| issued | 260 | | | | |
| including to third parties | 261 | | | | |

## REFERENCE TO SECTION 2

| Name of category | Line code | Balance at the beginning of the year | Received | Paid | Balance at the end of the year |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| 1) Notes/ bills movement | | | | | |
| Notes issued | 262 | 500 | | 500 | |
| including overdue | 263 | | | | |
| Notes received | 264 | | | | |
| including overdue | 265 | | | | |
| 2) Accounts receivables | | | | | |
| on shipped products (work, services) | | | | | |
| at actual cost | 266 | 95 434 | 1 186 822 | 1 274 967 | 7 289 |

| | | For the year under review | For the previous year |
|---|---|---|---|
| | | 3 | 4 |
| 3) Accounts receivable written off on to the financial statement | 267 | 607 | 2 362 |
| including: after expiration of the maximum term | 268 | 72 | 57 |

## 4) THE LIST OF THE LARGEST DEBTORS

| Name of the entity | Line Code | Balance at the end of the year | |
|---|---|---|---|
| | | Total | including carried for over 3 months |
| 1 | 2 | 3 | 4 |
| AOZT Teamontazh company | 270 | | |
| UGKOIP | 271 | 3 102 | |
| UGKOIP | 272 | 8 262 | 8 262 |
| ZAO Kvest Trade | 273 | 12 007 | 12 007 |
| OOO R-EKS | 274 | | |
| ZAO Vostok-Zapad | 275 | 2 263 | 2 263 |
| GUM –Krasana | 276 | | |
| GUM – Smolensk optika | 277 | | |
| ROIFA | 278 | | |

## 3. DEPRECIABLE ASSETS

| Name of category | Line code | Balance at the beginning of the year | Received (introduced) | Went out | Balance at the end of the year |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| **I. INTANGIBLE ASSETS** | | | | | |
| Intellectual (industrial) property rights | 310 | 787 | 852 | 35 | 1 604 |
| including titles pursuant to copyright and other agreements for works of science, literature and art; related rights; rights to software, database, etc. | 311 | 748 | 812 | 20 | 1 540 |
| from invention patents to inventions, production samples, collectable items, from certificates to useful models, trade marks and service logos or license agreements for their use | 312 | 39 | 40 | 15 | 64 |
| from know-how | 313 | | | | |
| Rights to use individually identified item of natural resources | 320 | 4 | | 4 | |
| Organizational expenses | 330 | | | | |
| Entity's business reputation | 340 | | | | |
| Other | 349 | 229 | 34 | 18 | 245 |
| Total (sum of lines 310+320+330+340+349) | 350 | 1 020 | 886 | 57 | 1 849 |
| **II. FIXED ASSETS** | | | | | |
| Land lots and natural resources | 360 | | | | |
| Buildings | 361 | 156 895 | 7 654 | 1 727 | 162 822 |
| Constructions | 362 | 505 | | | 505 |
| Machinery and equipment | 363 | 40 345 | 20 918 | 7 051 | 54 212 |
| Means of transportation | 364 | 1 851 | 2 825 | 454 | 4 222 |
| Tools, production and operational inventory | 365 | 1 985 | 824 | 911 | 1 898 |
| Work cattle | 366 | | | | |
| Ranch cattle | 367 | | | | |
| Planted trees and shrubbery | 368 | | | | |

| Name of category | Line code | Balance at the beginning of the year | Received (introduced) | Went out | Balance at the end of the year |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Other types of fixed assets | 369 | 1 719 | 933 | 817 | 1 835 |
| Total (sum of lines 360-369) | 370 | 203 300 | 32 722 | 10 528 | 225 494 |
| including: | | | | | |
| operating | 371 | 196 222 | 32 374 | 10 209 | 218 547 |
| non-operating | 372 | 7 078 | 168 | 299 | 6 947 |
| **III. LOW VALUE ITEMS AND CONSUMABLES** | | | | | |
| items — total | 380 | 18 902 | 27 928 | 18 982 | 27 848 |
| including: | | | | | |
| in storage | 381 | 1 569 | 10 625 | 10 114 | 2 080 |
| in operation | 382 | 17 333 | 17 075 | 8 868 | 25 768 |

**REFERENCE TO SECTION 3**

| Name of category | Line code | At the beginning of the year | Balance at the end of the year |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| In line 371, column 3 and 6: | | | |
| transferred for lease | 385 | 30 449 | 48 540 |
| including: | | | |
| buildings | 386 | 28 801 | 47 194 |
| constructions (facilities) | 387 | 1 648 | 1 346 |
| | 388 | | |
| | 389 | | |
| transferred into conservation | 390 | | |
| Depreciation of property: | | | |
| intangible assets | 391 | 467 | 878 |

| Name of category | Line code | At the beginning of the year | Balance at the end of the year |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| fixed assets – total | 392 | 40 640 | 44 954 |
| including: | | | |
| buildings and constructions (facilities) | 393 | 25 515 | 26 553 |
| machinery, equipment, means of transportation | 394 | 14 307 | 17 377 |
| other | 395 | 818 | 1 024 |
| low value items and consumables в | 396 | 8 980 | 13 363 |
| **FOR REFERENCE** | | | |
| Result of indexation due to revaluation of fixed assets: | | | |
| actual (replacement) cost | 397 | | |
| wear | 398 | | |
| Pledged assets | 400 | | |
| Trade mark-up | 401 | 6 597 | 1 400 |

## 4. MOVEMENT OF LONG-TERM INVESTMENT FINANCING AND FINANCIAL CONTRIBUTION

| Name of category | Line Code | Balance at the beginning of the year | Accrued (formed) | Used | Balance at the end of the year |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Company's own assets – total | 410 | | 22 725 | 22 725 | |
| Including: | | | | | |
| depreciation of fixed assets | 411 | | 5 995 | 5 995 | |
| depreciation of intangible assets | 412 | | 433 | 433 | |
| profit retained by the company (accumulation fund) | 413 | | 16 297 | 16 297 | |
| other | 414 | | | | |
| Outside funds – total | 420 | 47 701 | 319 084 | 360 566 | 6 219 |

| Name of category | Line Code | Balance at the beginning of the year | Accrued (formed) | Used | Balance at the end of the year |
|---|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 | 6 |
| Including: | | | | | |
| Bank loans | 421 | 47 696 | 317 041 | 360 401 | 4 336 |
| loans from other companies | 422 | | 1 381 | 165 | 1 216 |
| equity participation in construction | 423 | | | | |
| from the budget | 424 | | | | |
| from extra-budgetary funds | 425 | | | | |
| other | 426 | 5 | 662 | | 667 |
| Total of own and outside funds (lines 410 and 420 combined) | 430 | 47 701 | 341 809 | 383 291 | 6 219 |
| **FOR REFERENCE** | | | | | |
| Construction in progress | 440 | 4 111 | 46 613 | 42 354 | 8 370 |
| Investment into subsidiaries | 450 | 112 | 375 | 395 | 92 |
| Investment into dependent companies | 460 | | | | |

## 5. FINANCIAL INVESTMENTS

| Name of category | Line code | Long-term | | Short-term | |
|---|---|---|---|---|---|
| | | At the beginning of the year | At the end of the year | At the beginning of the year | At the end of the year |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Shares and stock of other companies | 510 | 796 | 2 938 | | |
| Bonds and other debentures | 520 | 5 179 | 11 614 | 11 680 | 10 456 |
| Loans extended | 530 | 512 | 65 | | 1 179 |
| Other | 540 | 65 497 | 141 525 | 88 059 | 25 192 |

| Name of category | Line code | Long-term | | Short-term | |
|---|---|---|---|---|---|
| | | At the beginning of the year | At the end of the year | At the beginning of the year | At the end of the year |
| 1 | 2 | 3 | 4 | 5 | 6 |
| **FOR REFERENCE** | | | | | |
| Debentures and other securities | | | | | |
| at market value | 550 | | | | |

## 6. EXPENSES INCURRED

| Name of category | Line code | For the year under review | For the year under review |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Material expenditures | 610 | 101 671 | 68 214 |
| Wages costs | 620 | 71 847 | 61 382 |
| Welfare payments | 630 | 26 913 | 23 432 |
| Depreciation of fixed assets | 640 | 5 995 | 5 638 |
| Other costs | 650 | 92 249 | 58 550 |
| Total of cost elements | 660 | 298 675 | 217 216 |
| Allocated of non-production accounts out of the total amount costs | 661 | 15 520 | 4 929 |

## 7. ELUCIDATION OF SOME PROFITS AND LOSSES

| Name of category | Line code | For the reporting period | | For the previous period | |
|---|---|---|---|---|---|
| | | Profit | Loss | Profit | Loss |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Fines and penalties acknowledged or awarded by court's decision (Arbitrary court) | 710 | 5 | 71 | 8 | 76 |
| Profit, loss carried over | 720 | 941 | 11 711 | 5 361 | 1 535 |
| Reimbursement of losses due to non-compliance or undue compliance with obligations | 730 | | 5 | | 4 |
| Exchange rate differences on operations | | | | | |
| with foreign currency | 740 | 64 895 | 77 235 | 79 740 | 152 968 |
| | 750 | | | | |
| | 760 | | | | |
| | 770 | | | | |

## 8. SOCIAL INDICATORS

| Name of category | Line code | Due for payment as per calculation | Spent | Transferred to funds |
|---|---|---|---|---|
| 1 | 2 | 3 | 4 | 5 |
| Allocations for social purposes: | | | | |
| to the Social Security Fund | 810 | 4 160 | 2 332 | 1 962 |
| to the Pension Fund | 820 | 23 157 | | 21 934 |
| to the Employment Fund | 830 | 1 249 | | 1 128 |
| for medical insurance | 840 | 2 655 | | 2 431 |
| Average number of employees | 850 | 3 737 | | |
| Cash pay-outs and bonuses unrelated to production or provision of services | 860 | 5 671 | | |
| Income on shares and investments into the Company's assets | 870 | | | |

## 9. INFORMATION ON VALUES ON OFF-BALANCE-SHEET ACCOUNTS

| Name of off-balance-sheet account | Line code | At the beginning of the year | At the end of the year |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Leased fixed assets (001) | 910 | 13 685 | 19 826 |
| including on leasing terms | 911 | | |
| Merchandise and other material valuables accepted for safe-keeping (002) | 920 | 45 111 | 11 399 |
| Goods on commission (004) | 930 | 42 | 17 692 |
| Debts of insolvent debtors, written of as losses (007) | 940 | 1 936 | 2 136 |
| Depreciation of housing (municipal)(014) | 950 | | |
| Depreciation of external land improvement and similar objects (015) | 960 | | |
| | 970 | | |
| | 980 | | |
| | 990 | | |

# CONCLUSION OF THE INSPECTION COMMISSION

**On the Operational Results of JSC «GUM Trading House» for 1999**

The Inspection Commission notes that the financial statements of JSC «GUM Trading House» have been prepared in compliance with Federal Law «On Accounting» of November 21, 1996 No 129-FZ, «Provision on Accounting and Reporting in the Russian Federation» of July 29, 1998 No 34n and «Accounting Policy of the Company» (Accounting Provision 1/98) approved by Order of the Ministry of Finance of the Russian Federation of December 09, 1998 No 60n, «Financial Statements of the Company» (Accounting Provision 4/99) approved by Order of the Ministry of Finance of the Russian Federation of July 06, 1999 No 43n, as well as other normative documents.

During the period under review the Inspection commission has been considered the results of financial economic activity of JSC «GUM Trading House» for the 1. quarter, 1. half of the year , 9 months and 1 year. It conducted inspections of distribution and utilization of profit, reasons of treating costs as trading costs, checked accounts payable and receivable. It has considered reports of the inspectors of the activity of CJSC «GUM-Ganga», CJSC «GUM-Krasana», CJSC «GUM-Simferopol», as well as information from managers of departments of JSC «GUM Trading House» about the inventory condition after the 1. half of the year, the safety of material values and cash in JSC «GUM Trading House» after 9 months.

The Inspection commission would like to state that in general, in 1999 the financial position of the company improved and is stable. In contrast to 1998 losses of the principal activities decreased from Rb 10,6 mln to Rb 0,09 mln, number of the enterprises suffering losses decreased from 7 to one (ZAO «Tambov»). The losses in the balance sheet for 1999 include Rb 0.72 mln of the shortage of accrued funds connected with the negative consequences of the 1998 crisis in CJSC «GUM-Simferopol» and CJSC «GUM-Controlling,» ZAO «GUM-Tambov». The losses also include Rb 0.22 mln of the expenses of liquidation commissions and losses connected with the liquidation of «GUM on Leninsky», CJSC «GUM on Kutuzovsky», CJSC «GUM-Vlasta», CJSC «GUM-Sport».

The total amount of penalties and forfeitures paid in 1999 came to Rb 2.5 mln or 0.5% of the total amount of revenues gained in 1999.

Accounts receivable and payable for 1999 were mainly current. The accounts receivable were substantially decreased, and as of January 1, 2000 they totaled Rb 56.8 mln. The accounts payable to vendors and contractors grew by Rb 37.4 mln in the year under review. Their share on the inventory lowered and was 64% as of January 1, 2000.

In 1999 the company ensured safety of material values.

The data of the annual consolidated financial statements were confirmed by the results of inventory inspection of property and financial obligations.

The accounting department made all necessary corrections in the report for 1999 based on the results of the inspections made by the tax authorities and the official external independent auditor CJSC «Unikon» MC-Consulting group.

Taking into account the above, the Inspection commission confirms the truthfulness of the consolidated balance sheet of the company as of January 1, 2000 with the balance value of Rb 1,259.9 mln, results of operations and movement of funds for the inspected period, financial and property stability of JSC «GUM Trading House».

Retained earnings for 1999 totaled Rb 358.1 mln.

The Inspection commission hereby recommends to take measures to activate the commercial activity of JSC «GUM Trading House» in general and subsidiaries, in particular, to speed up the process of its realization, improve the financial position and solvency (this is especially important with regard to CJSC), eliminate cases of violation of tax discipline, ensure timeliness of settlements with debtors and creditors, accelerate the work aimed at the introduction of the complex system which will automate all fields of the activity of JSC «GUM Trading House».

*Chairman*
*of the Inspection Commission*
*of JSC «GUM Trading House»*
*R. A. Salekhov*

# CONCLUSION OF THE AUDIT COMPANY «UNIKON» FOR SHAREHOLDERS OF OPEN JOINT STOCK COMPANY «GUM TRADING HOUSE» ON THE CONSOLIDATED 1999 FINANCIAL STATEMENTS OF OPEN JOINT STOCK COMPANY «GUM TRADING HOUSE»

1. We have audited the attached consolidated financial statements of Open Joint Stock Company «GUM Trading House» (JSC «GUM Trading House») for 1999. These statements have been prepared by the executive body of JSC «GUM Trading House» based on the requirements of Federal Law of the Russian Federation «On Accounting» No 129-FZ dated November 21, 1996, «Instruction on the Manner of Preparation of Annual Financial Statements» approved by Order by the Ministry of Finance of the Russian Federation dated 12.11.96 No 97 (in the wording of Orders issued by the Ministry of Finance of the Russian Federation of 03.02.97 No 8, of 21.11.97 No 81n, of 20.10.98 No 47n), Accounting Provisions «Financial Statements of the Company» (Accounting Provision 4/99) approved by Order of the Ministry of Finance of the Russian Federation of 06.07.99 No 43n, «Methodic Recommendations How to Prepare and Submit the Consolidated Financial Statements» approved by Order of the Ministry of Finance of the Russian Federation of 30.12.96 No 112 (in the wording of Order of the Ministry of Finance fthe Russian Federation of 12.05.99 No 3bn), Order of the Ministry of Finance of the Russian Federation of May 12, 1999 «On Amendments and Additions to Methodic Recommendations How to Prepare and Submit Consolidated Financial Statements approved by Order of the Ministry of Finance of the Russian Federation of December 30, 1996 No 112».

2. The management of JSC «GUM Trading House» is responsible for the preparation of these statements. Our duty is to express opinion of the truthfulness of these statements in all essential aspects based on the audit conducted.

3. We have conducted the audit in accordance with the Temporary rules of the auditing activity of the Russian Federation approved by Resolution of the President of the Russian Federation of December 22, 1993 under No 2263 and Rules (Standards) of the auditing activity approved by the Commission for the auditing activity at the President of the Russian Federation.

4. The audit was planned and conducted in such a way that it could be possible to be sure that the financial statements do not contain any essential distortions. The audit included the selective inspection of the confirmations of numerical data and explanations contained in the financial statements.

5. We have considered the following statements: the report of the activity of JSC «GUM Trading House», as well as of the following subsidiaries: CJSC «GUM-Podarki», CJSC «GUM-Budapest», CJSC «GUM-Prague», CJSC «GUM-Trust», CJSC «GUM-Reconstruction of the Upper Trading Rows» as legal entities. The reports of the joint activity were considered by us because the joint activity was conduced by two participants of the consolidated Group: JSC «GUM Trading House» and CJSC «GUM-Trust».

6. In our opinion, the consolidated financial statements attached to this Conclusion are truthful, i.e. they are prepared in such a way that they could truthfully report assets and liabilities of JSC «GUM Trading House» in all essential aspects as of January 1, 2000 and financial results of its activity in 1999 based on the Federal Law of the Russian Federation «On Accounting» No 129-FZ dated November 21, 1996, «Instruction on the Manner of Preparation of Annual Financial Statements» approved by Order by the Ministry of Finance of the Russian Federation dated 12.11.96 No 97 (in the wording of Orders issued by the Ministry of Finance of the Russian Federation of 03.02.97 No 8, and of 21.11.97 No 81n of 20.10.98 No 47n), Accounting Provisions «Financial Statements of the Company» (Accounting Provision 4/99) approved by Order of the Ministry of Finance of the Russian Federation of 06.07.99 No 43n, «Methodic Recommendations How to Prepare and Submit the Consolidated Financial Statements» approved by Order of the Ministry of Finance of the Russian Federation of 30.12.96 No 112 (in the wording of Order of the Ministry of Finance fthe Russian Federation of 12.05.99 No 3bn), Order of the Ministry of Finance of the Russian Federation of May 12, 1999 «On Amendments and Additions to Methodic Recommendations How to Prepare and Submit Consolidated Financial Statements approved by Order of the Ministry of Finance of the Russian Federation of December 30, 1996 No 112».

Managing Director
Of the Department of Auditing Services
N.V. Kharlamova